                                               1933 Act File No. 333-44896
                                               1940 Act File No. 811-08103


                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                Amendment No. 1
                                      To
                                   Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:  Nuveen Unit Trusts, Series 100

B.  Name of Depositor:    Nuveen Investments

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              Nuveen Investments
                              Attention:  Alan G. Berkshire
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

----
:X : Check box if it is proposed that this filing will become effective on ---- September 6, 2000 at 1:30 P.M. pursuant to Rule 487.

                                 [NUVEEN LOGO]

Nuveen Unit Trusts, Series 100

Nuveen 15-Month Sector Portfolios
Nuveen Bandwidth 15-Month Sector Portfolio, September 2000
Nuveen Fiber Optics 15-Month Sector Portfolio, September 2000
Nuveen Networking & Storage 15-Month Sector Portfolio, September 2000

Nuveen Five-Year Sector Portfolios
Nuveen Bandwidth Five-Year Sector Portfolio, September 2000
Nuveen Fiber Optics Five-Year Sector Portfolio, September 2000
Nuveen Networking & Storage Five-Year Sector Portfolio, September 2000

Nuveen Legacy Portfolios
Nuveen Legacy 15-Month Portfolio, September 2000
Nuveen Legacy Five-Year Portfolio, September 2000
     Prospectus Part A dated September 6, 2000

 .Reinvestment Option
 .Letter of Intent Available

 .Seeks Capital Appreciation



The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

SCT-09-00-P

Nuveen Unit Trusts, Series 100               CUSIP Nos:
                                             Dividend in
                                             Cash         Reinvested  Wrap

Nuveen Bandwidth 15-Month Sector Portfolio,  67068G 375   67068G 383  67068G 391
 September 2000
Nuveen Fiber Optics 15-Month Sector Portfo-  67068G 409   67068G 417  67068G 425
 lio, September 2000
Nuveen Networking & Storage 15-Month Sector  67068G 433   67068G 441  67068G 458
 Portfolio, September 2000
Nuveen Legacy 15-Month Portfolio, September  67067G 228   67067G 236  67067G 244
 2000
Nuveen Bandwidth Five-Year Sector Portfolio, 67068G 466   67068G 474  67068G 482
 September 2000
Nuveen Fiber Optics Five-Year Sector Portfo- 67068G 490   67068G 508  67068G 516
 lio, September 2000
Nuveen Networking & Storage Five-Year Sector 67068G 524   67068G 532  67068G 540
 Portfolio, September 2000
Nuveen Legacy Five-Year Portfolio, September 67067G 251   67067G 269  67067G 277
 2000


Overview

Nuveen Unit Trusts, Series 100 in-
cludes the separate unit investment
trusts listed above. Each Portfolio
seeks to provide capital apprecia-
tion. Nuveen Investments ("Nuveen")
serves as the Sponsor of the Portfo-
lios.



Contents

 2 Overview
 3 NUVEEN BANDWIDTH 15-MONTH SECTOR
   PORTFOLIO, SEPTEMBER 2000
 8 NUVEEN BANDWIDTH FIVE-YEAR SECTOR
   PORTFOLIO, SEPTEMBER 2000
13 NUVEEN FIBER OPTICS 15-MONTH
   SECTOR PORTFOLIO, SEPTEMBER 2000
18 NUVEEN FIBER OPTICS FIVE-YEAR
   SECTOR PORTFOLIO, SEPTEMBER 2000
23 NUVEEN NETWORKING & STORAGE 15-
   MONTH SECTOR PORTFOLIO, SEPTEMBER
   2000
28 NUVEEN NETWORKING & STORAGE FIVE-
   YEAR SECTOR PORTFOLIO, SEPTEMBER
   2000
33 NUVEEN LEGACY 15-MONTH PORTFOLIO,
   SEPTEMBER 2000
38 NUVEEN LEGACY FIVE-YEAR
   PORTFOLIO, SEPTEMBER 2000
43 How to Buy and Sell Units
43 Investing in the Portfolios
43 Sales or Redemptions
44 Risk Factors
46 Distributions
46 Income Distributions
46 Capital Distributions
46 General Information
46 Termination
46 The Sponsor
46 Optional Features
46 Letter of Intent
46 Reinvestment
47 Nuveen Mutual Funds
48 Notes to Portfolios
49 Statements of Condition
51 Report of Independent Public
   Accountants

For the Table of Contents of Part
B, see Part B of the Prospectus.
---------


 Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.


                                      ---

Nuveen Bandwidth
15-Month Sector Portfolio, September 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the stocks of

communications/bandwidth companies. The Port- folio is diversified across the communications/ bandwidth industry including wireless telecommunication, wireline telecommunication and communications equipment.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the communications/bandwidth sector;

 . analyzes which subsectors may benefit from the predicted growth of communi-cations/ bandwidth companies; and

 . selects representative companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --research and development capabilities;

 --management expertise;

 --strategic alliances;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

The Sponsor believes that recent technological innovations and other industry developments have combined to sustain demand and promote growth in the communications/bandwidth sector, including the areas of cable, wireless, fiber optics and telephone technology.

Many communications networks, including wireless, wireline and the Internet, require bandwidth to transmit information from place to place. Bandwidth is the data carrying capacity of a network.

Rapid increases in Internet traffic have caused the demand for bandwidth to exceed current supply. New bandwidth technologies are currently being devel-oped in order to boost the capacity of Internet providers and satisfy this growing demand. "It's not inconceivable that there will be a million-fold rise in Internet traffic by 2005. This awesome explosion of traffic means an awe-some explosion of bandwidth." (USA Today, 3/99.)

Increased demand in the wireless segment of the communications sector has also fostered growth in the bandwidth industry. Current technological advances, such as PCS technology, that allows a single device to provide numerous data and voice services, have reduced equipment requirements. In addition, deregu-lation has helped to fuel innovation and reduce costs. The Sponsor believes that cheaper, more convenient wireless communications will better penetrate the consumer marketplace.

Please be aware that industry predictions may not materialize, and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Future Portfolios

The Sponsor intends to create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to re-invest into one of the portfolios at a reduced sales charge.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the

                                      ---
  stock's outlook or its market value or yield may have changed.

 . The Portfolio is concentrated in the communications/bandwidth industry. Ad-verse developments in this industry may significantly affect the value of your Units. Companies involved in this industry must contend with rapid changes in technology, government regulation, intense competition and the rapid obsolescence of products and services.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

 . The Portfolio may contain small capitalization companies that have recently begun operations. Small cap companies present risks beyond those of large cap companies.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own communications/ bandwidth stocks in one convenient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy that includes the investment in subsequent portfolios, if available.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 .You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Shareholder Fees

                                                            Percent
                                                           of Public Amount per
                                                           Offering    $1,000
                                                             Price   Invested(1)
                                                           --------- -----------
Sales Charge
Upfront Sales Charge(2)...................................   1.00%     $10.00
Deferred Sales Charge(3)..................................   1.95%     $19.50
                                                             -----     ------

Total Maximum Sales Charge................................   2.95%     $29.50

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                                                     Approximate
                                                     Amount per Unit % of Public
                                                      (based on $10   Offering
                                                          Unit)       Price(1)
                                                     --------------- -----------
Trustee's Fee.......................................    $0.00950        0.095%
Sponsor's Supervisory Fee...........................    $0.00350        0.035%
Bookkeeping and Administrative Fees.................    $0.00250        0.025%
Evaluator's Fee.....................................    $0.00300        0.030%
Creation and Development Fee(4).....................    $0.02500        0.250%
Other Operating Expenses(5).........................    $0.00175       0.0175%
                                                        --------       -------
Total...............................................    $0.04525       0.4525%
Maximum Organization Costs(6).......................    $ 0.0225        0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, the Upfront Sales Charge equals the difference between the Maximum Sales Charge of a fixed 2.95% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

(4) The Creation and Development Fee compensates the Sponsor for creating and developing the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 0.75% of a Unitholder's initial investment. The per Unit Creation and De-velopment Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and De-velopment Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value ex-ceeds $10 per Unit.

                                      ---

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 2.95% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.195 per Unit and are deducted monthly in installments of $0.039 per Unit on the last business day of each month from April 30, 2001, through August 31, 2001. If you redeem Units prior to the collection of the entire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
 Number of Units(1)                                 Charge(2) Charge(3)  Charge
 ------------------                                 --------- ---------  -------
 Less than 5,000..................................    1.00%     1.95%     2.95%
 5,000 to 9,999...................................    0.75%     1.95%     2.70%
 10,000 to 24,999.................................    0.50%     1.95%     2.45%
 25,000 to 49,999.................................    0.25%     1.95%     2.20%
 50,000 to 99,999.................................    0.00%     1.95%     1.95%
 100,000 or more..................................    0.00%     1.95%(4)  1.20%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.
(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.
(4) All Units are subject to the same Deferred Sales Charges. To allow invest-ors who purchase 100,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge to 1.20%.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. The secondary market sales charges for the Portfolio are the same as primary market charges provided above.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

  1 Year                3 Years                            5 Years                            10 Years
  -------               -------                           ---------                           ---------
  $362.07               $882.67                           $1,429.24                           $2,903.83

While the Portfolio has a term of approximately 15 months, you may be able to invest in future portfolios with reduced sales charges. These future sales charges are included in the amounts provided above.

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 2.25% of the Public Offering Price for primary and secondary market non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchasers and to other investors entitled to the sales charge reduction ap-

                                      ---
plicable for Wrap Account Purchasers, as follows:


                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................    2.25%
5,000 to 9,999.......................................................    2.00%
10,000 to 24,999.....................................................    1.75%
25,000 to 49,999.....................................................    1.50%
50,000 to 99,999.....................................................    1.25%
100,000 or more......................................................    0.60%
Rollover Purchases (per Unit)........................................   $0.13
Wrap Account Purchasers..............................................    0.00%

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions and volume incentives.

                                      ---

--------------------------------------------------------------------------------

Schedule of Investments
(at the Initial Date of Deposit, September 6, 2000)

           Nuveen Bandwidth 15-Month Sector Portfolio, September 2000

                                                               Percentage
                                                                   of
                                                               Aggregate                  Cost of    Current
Number of                                               Ticker  Offering  Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)        Symbol   Price     per Share   Portfolio(2)  Yield(3)
-------------------------------------------------------------------------------------------------------------
           Electronic Components-Semiconductor                   16.14%
     27    Applied Micro Circuits Corporation           AMCC      4.10%    $189.8125     $  5,125      N/A
     22    PMC-Sierra, Inc. (5)                         PMCS      4.11%     233.6250        5,140      N/A
     81    STMicroelectronics N.V., ADR (6)             STM       3.97%      61.2500        4,961     0.04%
     75    Texas Instruments Incorporated               TXN       3.96%      66.0000        4,950     0.13%
           Electronic Measurement Instrument                      4.01%
     81    Agilent Technologies, Inc.                   A         4.01%      61.8125        5,007      N/A
           Networking Products                                    7.93%
     75    Cisco Systems, Inc.                          CSCO      3.96%      66.0000        4,950      N/A
    117    Lucent Technologies Inc.                     LU        3.97%      42.3750        4,958     0.19%
           Semiconductor Components-Integrated Circuits           3.98%
     57    Vitesse Semiconductor Corporation            VTSS      3.98%      87.2031        4,971      N/A
           Telecom Equipment Fiber Optics                        16.20%
     23    CIENA Corporation                            CIEN      3.98%     216.3281        4,976      N/A
     16    Corning Incorporated                         GLW       4.20%     327.7500        5,244     0.22%
     42    JDS Uniphase Corporation                     JDSU      4.01%     119.3750        5,014      N/A
     32    Newport Corporation                          NEWP      4.01%     156.8750        5,020     0.01%
           Telecommunication Services                            11.92%
    141    Global Crossing Ltd. (5)                     GBLX      3.96%      35.1250        4,953      N/A
     61    Level 3 Communications, Inc.                 LVLT      3.97%      81.2500        4,956      N/A
     97    Qwest Communications International, Inc.     Q         3.99%      51.4375        4,989      N/A
           Telecommunication Equipment                           31.86%
    132    ADC Telecommunications, Inc.                 ADCT      3.98%      37.6875        4,975      N/A
     60    Alcatel SA, ADR (6)                          ALA       3.98%      82.8125        4,969     0.40%
     55    Comverse Technology, Inc.                    CMVT      3.97%      90.1250        4,957      N/A
    268    Marconi Plc, ADR (6)                         MCONY     3.97%      18.5000        4,958     0.86%
     62    Nortel Networks Corporation (5)              NT        4.01%      80.7500        5,007     0.09%
     69    Scientific-Atlanta, Inc.                     SFA       3.96%      71.8125        4,955     0.06%
    242    Telefonaktiebolaget LM Ericsson, ADR (6)     ERICY     3.97%      20.5000        4,961     0.20%
     45    Tollgrade Communications, Inc.               TLGD      4.02%     112.0625        5,043      N/A
           Wireless Equipment                                     7.96%
    141    Motorola, Inc.                               MOT       3.96%      35.1250        4,953     0.46%
    102    PowerWave Technologies, Inc.                 PWAV      4.00%      49.0000        4,998      N/A
  -----                                                         -------                  --------
  2,123                                                         100.00%                  $124,990
  =====                                                         =======                  ========

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

Nuveen Bandwidth Five-Year Sector Portfolio, September 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the stocks of
communications/bandwidth companies. The Port- folio is diversified across the communications/ bandwidth industry including wireless telecommunication, wireline telecommunication and communications equipment.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the communications/bandwidth sector;

 . analyzes which subsectors may benefit from the predicted growth of communi-cations/ bandwidth companies; and

 . selects representative companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --research and development capabilities;

 --management expertise;

 --strategic alliances;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

The Sponsor believes that recent technological innovations and other industry developments have combined to sustain demand and promote growth in the communications/bandwidth sector, including the areas of cable, wireless, fi-ber optics and telephone technology.

Many communications networks, including wireless, wireline and the Internet, require bandwidth to transmit information from place to place. Bandwidth is the data carrying capacity of a network.

Rapid increases in Internet traffic have caused the demand for bandwidth to exceed current supply. New bandwidth technologies are currently being devel-oped in order to boost the capacity of Internet providers and satisfy this growing demand. "It's not inconceivable that there will be a million-fold rise in Internet traffic by 2005. This awesome explosion of traffic means an awe-some explosion of bandwidth." (USA Today, 3/99.)

Increased demand in the wireless segment of the communications sector has also fostered growth in the bandwidth industry. Current technological advances, such as PCS technology, that allows a single device to provide numerous data and voice services, have reduced equipment requirements. In addition, deregu-lation has helped to fuel innovation and reduce costs. The Sponsor believes that cheaper, more convenient wireless communications will better penetrate the consumer marketplace.

Please be aware that industry predictions may not materialize, and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Future Portfolios

The Sponsor intends to create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to re-invest into one of the portfolios at a reduced sales charge.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

                                      ---

 . The Portfolio is concentrated in the communications/bandwidth industry. Ad-verse developments in this industry may significantly affect the value of your Units. Companies involved in this industry must contend with rapid changes in technology, intense competition, government regulation and the rapid obsolescence of products and services.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

 . The Portfolio may contain small capitalization companies that have recently begun operations. Small cap companies present risks beyond those of large cap companies.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own communications/ bandwidth stocks in one convenient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Shareholder Fees

                                                       Percent of    Amount per
                                                     Public Offering   $1,000
                                                          Price      Invested(1)
                                                     --------------- -----------
Sales Charge
Upfront Sales Charge (2)............................      1.00%        $10.00
Deferred Sales Charge(3)............................      3.50%        $35.00
                                                          -----        ------
Total Maximum Sales
 Charge.............................................      4.50%        $45.00

Estimated Annual Operating Expenses
(Paid From Portfolio Assets)

                                                                   Approximate %
                                                   Amount per Unit   of Public
                                                    (based on $10    Offering
                                                        Unit)        Price(1)
                                                   --------------- -------------
Trustee's Fee.....................................    $0.00950         0.095%
Sponsor's Supervisory Fee.........................    $0.00350         0.035%
Bookkeeping and Administrative Fees...............    $0.00250         0.025%
Evaluator's Fee...................................    $0.00300         0.030%
Creation and Development
  Fee(4)..........................................    $0.02500         0.250%
Other Operating Expenses(5).......................    $0.00175        0.0175%
                                                      --------        ------
Total.............................................    $0.04525        0.4525%
Maximum Organization Costs(6).....................    $ 0.0225         0.225%

---------

(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, the Upfront Sales Charge equals the difference between the Maximum Sales Charge of a fixed 4.5% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

(4) The Creation and Development Fee compensates the Sponsor for creating and developing the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 2.75% of a Unitholder's initial investment. The per Unit Creation and De-velopment Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and De-velopment Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value ex-ceeds $10 per Unit.

                                      ---

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 4.5% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.35 per Unit and are deducted monthly in installments of $0.07 per Unit on the last business day of each month from April 30, 2001 through August 31, 2001. If you redeem Units prior to the collection of the entire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
 Number of Units(1)                                 Charge(2) Charge(3)  Charge
 ------------------                                 --------- ---------  -------
 Less than 5,000..................................    1.00%     3.50%     4.50%
 5,000 to 9,999...................................    0.75%     3.50%     4.25%
 10,000 to 24,999.................................    0.50%     3.50%     4.00%
 25,000 to 49,999.................................    0.00%     3.50%     3.50%
 50,000 to 99,999.................................    0.00%     3.50%(4)  2.50%
 100,000 or more..................................    0.00%     3.50%(4)  1.50%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.
(3) The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.
(4) All Units are subject to the same Deferred Sales Charges. To allow invest-ors who purchase 50,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. See "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                             Life of
   1 Year                           3 Years                                                  Portfolio
   -------                          -------                                                 ----------
   $513.57                          $605.96                                                  $706.94

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 3.50% of the Public Offering Price for primary market non-breakpoint purchases of Units to dealer firms in con-nection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................   3.50%
5,000 to 9,999.......................................................   3.25%
10,000 to 24,999.....................................................   3.00%
25,000 to 49,999.....................................................   2.50%
50,000 to 99,999.....................................................   1.50%
100,000 or more......................................................   0.75%
Rollover Purchases (per Unit)........................................   $0.25
Wrap Account Purchasers..............................................   0.00%

                                      ---

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions, volume incentives and secondary market concessions.

                                      ---

--------------------------------------------------------------------------------

Schedule of Investments
(at the Initial Date of Deposit, September 6, 2000)

          Nuveen Bandwidth Five-Year Sector Portfolio, September 2000

                                                               Percentage
                                                                   of
                                                               Aggregate                  Cost of    Current
Number of                                               Ticker  Offering  Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)        Symbol   Price     per Share   Portfolio(2)  Yield(3)
-------------------------------------------------------------------------------------------------------------
           Electronic Components-Semiconductor                   16.14%
     27    Applied Micro Circuits Corporation           AMCC      4.10%    $189.8125     $  5,125      N/A
     22    PMC-Sierra, Inc. (5)                         PMCS      4.11%     233.6250        5,140      N/A
     81    STMicroelectronics N.V., ADR (6)             STM       3.97%      61.2500        4,961     0.04%
     75    Texas Instruments Incorporated               TXN       3.96%      66.0000        4,950     0.13%
           Electronic Measurement Instrument                      4.01%
     81    Agilent Technologies, Inc.                   A         4.01%      61.8125        5,007      N/A
           Networking Products                                    7.93%
     75    Cisco Systems, Inc.                          CSCO      3.96%      66.0000        4,950      N/A
    117    Lucent Technologies Inc.                     LU        3.97%      42.3750        4,958     0.19%
           Semiconductor Components-Integrated Circuits           3.98%
     57    Vitesse Semiconductor Corporation            VTSS      3.98%      87.2031        4,971      N/A
           Telecom Equipment Fiber Optics                        16.20%
     23    CIENA Corporation                            CIEN      3.98%     216.3281        4,976      N/A
     16    Corning Incorporated                         GLW       4.20%     327.7500        5,244     0.22%
     42    JDS Uniphase Corporation                     JDSU      4.01%     119.3750        5,014      N/A
     32    Newport Corporation                          NEWP      4.01%     156.8750        5,020     0.01%
           Telecommunication Services                            11.92%
    141    Global Crossing Ltd. (5)                     GBLX      3.96%      35.1250        4,953      N/A
     61    Level 3 Communications, Inc.                 LVLT      3.97%      81.2500        4,956      N/A
     97    Qwest Communications International, Inc.     Q         3.99%      51.4375        4,989      N/A
           Telecommunication Equipment                           31.86%
    132    ADC Telecommunications, Inc.                 ADCT      3.98%      37.6875        4,975      N/A
     60    Alcatel SA, ADR (6)                          ALA       3.98%      82.8125        4,969     0.40%
     55    Comverse Technology, Inc.                    CMVT      3.97%      90.1250        4,957      N/A
    268    Marconi Plc, ADR (6)                         MCONY     3.97%      18.5000        4,958     0.86%
     62    Nortel Networks Corporation (5)              NT        4.01%      80.7500        5,007     0.09%
     69    Scientific-Atlanta, Inc.                     SFA       3.96%      71.8125        4,955     0.06%
    242    Telefonaktiebolaget LM Ericsson, ADR (6)     ERICY     3.97%      20.5000        4,961     0.20%
     45    Tollgrade Communications, Inc.               TLGD      4.02%     112.0625        5,043      N/A
           Wireless Equipment                                     7.96%
    141    Motorola, Inc.                               MOT       3.96%      35.1250        4,953     0.46%
    102    PowerWave Technologies, Inc.                 PWAV      4.00%      49.0000        4,998      N/A
  -----                                                         -------                  --------
  2,123                                                         100.00%                  $124,990
  =====                                                         =======                  ========

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

Nuveen Fiber Optics 15-Month Sector Portfolio, September 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the stocks of companies that manufacture fiber optics materials or utilize fiber optics to provide goods and services. The Portfolio is diversified across the fiber optics sector, including fiber optics manufac-turers, spectrum slicers and communications providers. The Sponsor selects stocks within the sector that it believes have the potential for capital appre-ciation.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the fiber optics sector;

 . analyzes which subsectors may benefit from the predicted growth of fiber op-tics companies; and

 . selects the most attractive companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --management expertise;

 --strategic alliances and potential acquisitions;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

Fiber optics has been one of the fastest growing sectors within the burgeoning telecommunications industry. Optical equipment converts electronic voice, data and video signals into light pulsations transmitted through fiber optic cables. These cables offer data carrying capacity that is over 200 times that of tradi-tional copper wiring. According to Gerry Butters, President of Lucent Optical Networking Group, "Optical wavelengths are the true building blocks of next-generation networks." (ABCnews.com, 11/9/99.)

Several developments have combined to fuel growth in this sector:

Deregulation Sparks Expansion--In an effort to gain further market share in the wake of rapid industry deregulation, communications providers have expanded equipment capabilities through advancing technologies such as fiber optic-driven bandwidth. "Telecommunications technology is so important, it is just as crucial today as electrifying rural America was back in the 1930's." (ABCnews.com, 2/16/00.)

Significant Growth in Fiber Optics--Annual fiber optics installations have in-creased dramatically since 1995. According to KMI Corporation/2000 Multimedia Telecommunications Market Review and Forecast, from 1995 through 1999 installa-tion increased from 7.763 million fiber kilometers to 18.983 million. It is es-timated that by 2003 that amount will increase to 23.317 million fiber kilome-ters.

Internet Drives Demand--Growing Internet usage has created greater demand for data traffic. High-speed digital systems using fiber optics are being utilized to satisfy this demand. According to Technical Analyst Ulrich Weil of CNNfn.com (1/18/00), "the whole fiber optics group is just doing very, very well, because of the expectation that the demand for bandwidth is huge and is not nearly reaching the level of saturation relative to expected demand."

Please be aware that industry predictions may not materialize, and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Future Portfolios

The Sponsor intends to create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to rein-vest into one of the portfolios at a reduced sales charge.

                                      ---

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the fiber optics industry. Adverse develop-ments in this industry may significantly affect the value of your Units. Companies involved in the fiber optics industry must contend with government regulation, intense competition, high research and development costs, termi-nation of patent protections and the risk that technological advances will render their products and services obsolete.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

 . The Portfolio may contain small capitalization companies that have recently begun operations. Small cap companies present risks beyond those of large cap companies.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own stocks of fiber optics companies in one convenient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy that includes the investment in subsequent portfolios, if available.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Shareholder Fees

                                                            Percent
                                                           of Public Amount per
                                                           Offering    $1,000
                                                             Price   Invested(1)
                                                           --------- -----------
Sales Charge
Upfront Sales Charge(2)...................................   1.00%     $10.00
Deferred Sales Charge(3)..................................   1.95%     $19.50
                                                             -----     ------

Total Maximum Sales Charge................................   2.95%     $29.50

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                                                     Approximate
                                                     Amount per Unit % of Public
                                                      (based on $10   Offering
                                                          Unit)       Price(1)
                                                     --------------- -----------
Trustee's Fee.......................................    $0.00950        0.095%
Sponsor's Supervisory Fee...........................    $0.00350        0.035%
Bookkeeping and Administrative Fees.................    $0.00250        0.025%
Evaluator's Fee.....................................    $0.00300        0.030%
Creation and Development Fee(4).....................    $0.02500        0.250%
Other Operating Expenses(5).........................    $0.00175       0.0175%
                                                        --------       -------
Total...............................................    $0.04525       0.4525%
Maximum Organization Costs(6).......................    $ 0.0225        0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, the Upfront Sales Charge equals the difference between the Maximum Sales Charge of a fixed 2.95% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

(4) The Creation and Development Fee compensates the Sponsor for creating and developing the Portfolio. The Portfolio accrues

                                      ---
   the fee daily during the life of the Portfolio based on its average net as-set value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 0.75% of a Unitholder's initial investment. The per Unit Creation and Development Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and Development Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value exceeds $10 per Unit.

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 2.95% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.195 per Unit and are deducted monthly in installments of $0.039 per Unit on the last business day of each month from April 30, 2001 through August 31, 2001. If you redeem Units prior to the collection of the entire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
 Number of Units(1)                                 Charge(2) Charge(3)  Charge
 ------------------                                 --------- ---------  -------
 Less than 5,000..................................    1.00%     1.95%     2.95%
 5,000 to 9,999...................................    0.75%     1.95%     2.70%
 10,000 to 24,999.................................    0.50%     1.95%     2.45%
 25,000 to 49,999.................................    0.25%     1.95%     2.20%
 50,000 to 99,999.................................    0.00%     1.95%     1.95%
 100,000 or more..................................    0.00%     1.95%(4)  1.20%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.
(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.
(4) All Units are subject to the same Deferred Sales Charges. To allow invest-ors who purchase 100,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge to 1.20%.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. The secondary market sales charges for the Portfolio are the same as primary market charges provided above.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

  1 Year                3 Years                            5 Years                            10 Years
  -------               -------                           ---------                           ---------
  $362.07               $882.67                           $1,429.24                           $2,903.83

While the Portfolio has a term of approximately 15 months, you may be able to invest in future portfolios with reduced sales charges. These future sales charges are included in the amounts provided above.

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 2.25% of the Public Offering Price for primary and secondary market non-breakpoint purchases
                                      15---
of Units to dealer firms in connection with the sale of Units in a given trans-action.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................    2.25%
5,000 to 9,999.......................................................    2.00%
10,000 to 24,999.....................................................    1.75%
25,000 to 49,999.....................................................    1.50%
50,000 to 99,999.....................................................    1.25%
100,000 or more......................................................    0.60%
Rollover Purchases (per Unit)........................................   $0.13
Wrap Account Purchasers..............................................    0.00%

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions and volume incentives.

                                      ---

--------------------------------------------------------------------------------

Schedule of Investments
(at the Initial Date of Deposit, September 6, 2000)

         Nuveen Fiber Optics 15-Month Sector Portfolio, September 2000

                                                               Percentage
                                                              of Aggregate                 Cost of    Current
Number of                                              Ticker   Offering   Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol    Price      per Share   Portfolio(2)  Yield(3)
--------------------------------------------------------------------------------------------------------------
           Networking Products                                    9.98%
    142    Lucent Technologies Inc.                     LU        5.02%      $42.3750     $  6,017     0.19%
    124    Stratos Lightwave, Inc.                      STLW      4.96%       48.0000        5,952      N/A
           Telecommunication Equipment Fiber Optics              50.15%
     38    Avanex Corporation                           AVNX      5.02%      158.2500        6,014      N/A
     28    CIENA Corporation                            CIEN      5.05%      216.3281        6,057      N/A
     18    Corning Incorporated                         GLW       4.92%      327.7500        5,900     0.22%
    128    Finisar Corporation                          FNSR      4.96%       46.5000        5,952      N/A
     50    JDS Uniphase Corporation                     JDSU      4.98%      119.3750        5,969      N/A
     78    MRV Communications, Inc.                     MRVC      4.92%       75.5000        5,889      N/A
     48    New Focus, Inc.                              NUFO      5.07%      126.6250        6,078      N/A
     40    Newport Corporation                          NEWP      5.23%      156.8750        6,275     0.01%
     44    Sycamore Networks, Inc.                      SCMR      5.01%      136.3750        6,001      N/A
    206    Williams Communications Group, Inc.          WCG       4.99%       29.0625        5,987      N/A
           Telecommunication Services                            20.11%
    172    Global Crossing Ltd.(5)                      GBLX      5.04%       35.1250        6,042      N/A
     74    Level 3 Communications, Inc.                 LVLT      5.02%       81.2500        6,013      N/A
    160    Metromedia Fiber Network, Inc.               MFNX      4.99%       37.3750        5,980      N/A
    118    Qwest Communications International, Inc.     Q         5.06%       51.4375        6,070      N/A
           Telecommunication Equipment                           19.76%
    158    ADC Telecommunications, Inc.                 ADCT      4.97%       37.6875        5,955      N/A
     72    Digital Lightwave, Inc.                      DIGL      4.95%       82.3594        5,930      N/A
     74    Nortel Networks Corporation(5)               NT        4.98%       80.7500        5,976     0.09%
     52    Tollgrade Communications, Inc.               TLGD      4.86%      112.0625        5,827      N/A
  -----                                                         -------                   --------
  1,824                                                         100.00%                   $119,884
  =====                                                         =======                   ========

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

Nuveen Fiber Optics Five-Year Sector Portfolio, September 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the stocks of companies that manufacture fiber op-tics materials or utilize fiber optics to provide goods and services. The Portfolio is diversified across the fiber optics sector, including fiber op-tics manufacturers, spectrum slicers and communications providers. The Sponsor selects stocks within the sector that it believes have the potential for capi-tal appreciation.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the fiber optics sector;

 . analyzes which subsectors may benefit from the predicted growth of fiber optics companies; and

 . selects the most attractive companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --management expertise;

 --strategic alliances and potential acquisitions;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

Fiber optics has been one of the fastest growing sectors within the burgeoning telecommunications industry. Optical equipment converts electronic voice, data and video signals into light pulsations transmitted through fiber optic ca-bles. These cables offer data carrying capacity that is over 200 times that of traditional copper wiring. According to Gerry Butters, President of Lucent Op-tical Networking Group, "Optical wavelengths are the true building blocks of next-generation networks." (ABCnews.com, 11/9/99.)

Several developments have combined to fuel growth in this sector:

Deregulation Sparks Expansion--In an effort to gain further market share in the wake of rapid industry deregulation, communications providers have ex-panded equipment capabilities through advancing technologies such as fiber op-tic-driven bandwidth. "Telecommunications technology is so important, it is just as crucial today as electrifying rural America was back in the 1930's." (ABCnews.com, 2/16/00.)

Significant Growth in Fiber Optics--Annual fiber optics installations have in-creased dramatically since 1995. According to KMI Corporation/2000 MultiMedia Telecommunications Market Review and Forecast, from 1995 through 1999 instal-lations increased from 7.763 million fiber kilometers to 18.983 million. It is estimated that by 2003 that amount will increase to 23.317 million fiber kilo-meters.

Internet Drives Demand--Growing Internet usage has created greater demand for data traffic. High-speed digital systems using fiber optics are being utilized to satisfy this demand. According to Technical Analyst Ulrich Weil of CNNfn.com (1/18/00), "the whole fiber optics group is just doing very, very well, because of the expectation that the demand for bandwidth is huge and is not nearly reaching the level of saturation relative to expected demand."

Please be aware that industry predictions may not materialize, and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Future Portfolios

The Sponsor intends to create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to re-invest into one of the portfolios at a reduced sales charge.

                                      ---

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the fiber optics industry. Adverse develop-ments in this industry may significantly affect the value of your Units. Companies involved in the fiber optics industry must contend with government regulation, intense competition, high research and development costs, termi-nation of patent protections and the risk that technological advances will render their products and services obsolete.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

 . The Portfolio may contain small capitalization companies that have recently begun operations. Small cap companies present risks beyond those of large cap companies.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own stocks of fiber optics companies in one convenient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.
Shareholder Fees

                                                       Percent of    Amount per
                                                     Public Offering   $1,000
                                                          Price      Invested(1)
                                                     --------------- -----------
Sales Charge
Upfront Sales Charge(2).............................      1.00%        $10.00
Deferred Sales Charge(3)............................      3.50%        $35.00
                                                          -----        ------
Total Maximum Sales Charge..........................      4.50%        $45.00

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                                                   Approximate %
                                                   Amount per Unit   of Public
                                                    (based on $10    Offering
                                                        Unit)        Price(1)
                                                   --------------- -------------
Trustee's Fee.....................................    $0.00950         0.095%
Sponsor's Supervisory Fee.........................    $0.00350         0.035%
Bookkeeping and Administrative Fees...............    $0.00250         0.025%
Evaluator's Fee...................................    $0.00300         0.030%
Creation and Development
  Fee(4)..........................................    $0.02500         0.250%
Other Operating Expenses(5).......................    $0.00175        0.0175%
                                                      --------        -------
Total.............................................    $0.04525        0.4525%
Maximum Organization Costs(6).....................    $ 0.0225         0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.
(2) As provided below, the Upfront Sales Charge equals the difference between the Maximum Sales Charge of a fixed 4.5% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

(4) The Creation and Development Fee compensates the Sponsor for creating and devel-

                                      ---
   oping the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 2.75% of a Unitholder's initial investment. The per Unit Creation and Development Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and Development Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value exceeds $10 per Unit.

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 4.5% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.35 per Unit and are deducted monthly in installments of $0.07 per Unit on the last business day of each month from April 30, 2001, through August 31, 2001. If you redeem Units prior to the collection of the entire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
 Number of Units(1)                                 Charge(2) Charge(3)  Charge
 ------------------                                 --------- ---------  -------
 Less than 5,000..................................    1.00%     3.50%     4.50%
 5,000 to 9,999...................................    0.75%     3.50%     4.25%
 10,000 to 24,999.................................    0.50%     3.50%     4.00%
 25,000 to 49,999.................................    0.00%     3.50%     3.50%
 50,000 to 99,999.................................    0.00%     3.50%(4)  2.50%
 100,000 or more..................................    0.00%     3.50%(4)  1.50%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.
(3) The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.
(4) All Units are subject to the same Deferred Sales Charges. To allow invest-ors who purchase 50,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. See "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:


   1 Year                       3 Years                                         Life of Portfolio
   -------                      -------                                         -----------------
   $513.57                      $605.96                                         $          706.94

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 3.50% of the Public Offering Price for primary market non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchasers and to other in-

                                      ---
vestors entitled to the sales charge reduction applicable for Wrap Account Pur-chasers, as follows:

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................    3.50%
5,000 to 9,999.......................................................    3.25%
10,000 to 24,999.....................................................    3.00%
25,000 to 49,999.....................................................    2.50%
50,000 to 99,999.....................................................    1.50%
100,000 or more......................................................    0.75%
Rollover Purchases (per Unit)........................................   $0.25
Wrap Account Purchasers..............................................    0.00%

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions, volume incentives and secondary market concessions.

                                      ---

--------------------------------------------------------------------------------

Schedule of Investments
(at the Initial Date of Deposit, September 6, 2000)

         Nuveen Fiber Optics Five-Year Sector Portfolio, September 2000

                                                               Percentage
                                                              of Aggregate                 Cost of    Current
Number of                                              Ticker   Offering   Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol    Price      per Share   Portfolio(2)  Yield(3)
--------------------------------------------------------------------------------------------------------------
           Networking Products                                    9.98%
    142    Lucent Technologies Inc.                     LU        5.02%      $42.3750     $  6,017     0.19%
    124    Stratos Lightwave, Inc.                      STLW      4.96%       48.0000        5,952      N/A
           Telecommunication Equipment Fiber Optics              50.15%
     38    Avanex Corporation                           AVNX      5.02%      158.2500        6,014      N/A
     28    CIENA Corporation                            CIEN      5.05%      216.3281        6,057      N/A
     18    Corning Incorporated                         GLW       4.92%      327.7500        5,900     0.22%
    128    Finisar Corporation                          FNSR      4.96%       46.5000        5,952      N/A
     50    JDS Uniphase Corporation                     JDSU      4.98%      119.3750        5,969      N/A
     78    MRV Communications, Inc.                     MRVC      4.92%       75.5000        5,889      N/A
     48    New Focus, Inc.                              NUFO      5.07%      126.6250        6,078      N/A
     40    Newport Corporation                          NEWP      5.23%      156.8750        6,275     0.01%
     44    Sycamore Networks, Inc.                      SCMR      5.01%      136.3750        6,001      N/A
    206    Williams Communications Group, Inc.          WCG       4.99%       29.0625        5,987      N/A
           Telecommunication Services                            20.11%
    172    Global Crossing Ltd.(5)                      GBLX      5.04%       35.1250        6,042      N/A
     74    Level 3 Communications, Inc.                 LVLT      5.02%       81.2500        6,013      N/A
    160    Metromedia Fiber Network, Inc.               MFNX      4.99%       37.3750        5,980      N/A
    118    Qwest Communications International, Inc.     Q         5.06%       51.4375        6,070      N/A
           Telecommunication Equipment                           19.76%
    158    ADC Telecommunications, Inc.                 ADCT      4.97%       37.6875        5,955      N/A
     72    Digital Lightwave, Inc.                      DIGL      4.95%       82.3594        5,930      N/A
     74    Nortel Networks Corporation(5)               NT        4.98%       80.7500        5,976     0.09%
     52    Tollgrade Communications, Inc.               TLGD      4.86%      112.0625        5,827      N/A
  -----                                                         -------                   --------
  1,824                                                         100.00%                   $119,884
  =====                                                         =======                   ========

See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

Nuveen Networking & Storage 15-Month Sector Portfolio, September 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the common stocks of networking and storage compa-nies. These companies are involved in network infrastructure, software and electronic data storage and potentially stand to benefit from increased re-quirements for data transmission and management. The Portfolio is diversified across the networking and data storage sector including data storage, networking software and equipment and computer memory devices.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the networking and storage sector;

 . analyzes which subsectors may benefit from the predicted growth of networking and storage companies; and

 . selects the most attractive companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --management expertise;

 --strategic alliances and potential acquisitions;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

The Sponsor believes that the growth of the networking industry is leading to an increase in investment potential. To meet the demand for faster and more ef-ficient networking, several pioneering companies are focused on developing next-generation, high-speed network infrastructure (both hardware and soft-ware). Additionally, new technology requires data storage systems to store pro-grams that run the Internet and corporate intranets. According to Fortune Maga-zine, "Manufacturers are marketing storage units that can sit separately on networks and supply data to many different servers, even if they come from dif-ferent producers. The shift to open storage could reshape the industry." (8/16/99 issue.) Several developments have combined to fuel growth in this sec-tor.

Communication Equipment Trends--Demand for increased capacity to transmit in-formation (bandwidth) and networking speed has been driven by unprecedented Internet growth, the increased use of the Internet to send data and multimedia information and a movement to distributed networks. Communication equipment firms are responding by expanding into new technologies.

Growing Data Retrieval Demand--Companies continue to rapidly accumulate vast amounts of data, ranging from customer databases to product inventories. Quick and efficient data mining has become essential for corporate success.

e-Business Expansion--The business community continues to gravitate toward an Internet-based marketplace, presenting growth opportunities for cutting-edge companies developing new infrastructure.

Please be aware that industry predictions may not materialize, and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.


Future Portfolios

The Sponsor intends to create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to rein-vest into one of the portfolios at a reduced sales charge.

                                      ---

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the networking and data storage industry.
  Adverse developments in this industry may significantly affect the value of your Units. Companies involved in this industry must contend with rapid changes in technology, intense worldwide competition, government regulation and the rapid obsolescence of products and services.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

 . The Portfolio may contain small capitalization companies that have recently begun operations. Small cap companies present risks beyond those of large cap companies.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own stocks of networking and storage companies in one convenient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy that includes the investment in subsequent portfolios, if available.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Shareholder Fees

                                                            Percent
                                                           of Public Amount per
                                                           Offering    $1,000
                                                             Price   Invested(1)
                                                           --------- -----------
Sales Charge
Upfront Sales Charge(2)...................................   1.00%     $10.00
Deferred Sales Charge(3)..................................   1.95%     $19.50
                                                             -----     ------

Total Maximum Sales Charge................................   2.95%     $29.50

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                                                     Approximate
                                                     Amount per Unit % of Public
                                                      (based on $10   Offering
                                                          Unit)       Price(1)
                                                     --------------- -----------
Trustee's Fee.......................................    $0.00950        0.095%
Sponsor's Supervisory Fee...........................    $0.00350        0.035%
Bookkeeping and Administrative Fees.................    $0.00250        0.025%
Evaluator's Fee.....................................    $0.00300        0.030%
Creation and Development Fee(4).....................    $0.02500        0.250%
Other Operating Expenses(5).........................    $0.00175       0.0175%
                                                        --------       -------
Total...............................................    $0.04525       0.4525%
Maximum Organization Costs(6).......................    $ 0.0225        0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, the Upfront Sales Charge equals the difference between the Maximum Sales Charge of a fixed 2.95% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

                                      ---

(4) The Creation and Development Fee compensates the Sponsor for creating and developing the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 0.75% of a Unitholder's initial investment. The per Unit Creation and De-velopment Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and De-velopment Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value ex-ceeds $10 per Unit.

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 2.95% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.195 per Unit and are deducted monthly in installments of $0.039 per Unit on the last business day of each month from April 30, 2001 through August 31, 2001. If you redeem Units prior to the collection of the entire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
Number of Units(1)                                  Charge(2) Charge(3)  Charge
------------------                                  --------- ---------  -------
Less than 5,000....................................   1.00%     1.95%     2.95%
5,000 to 9,999.....................................   0.75%     1.95%     2.70%
10,000 to 24,999...................................   0.50%     1.95%     2.45%
25,000 to 49,999...................................   0.25%     1.95%     2.20%
50,000 to 99,999...................................   0.00%     1.95%     1.95%
100,000 or more....................................   0.00%     1.95%(4)  1.20%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.
(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.
(4) All Units are subject to the same Deferred Sales Charges. To allow invest-ors who purchase 100,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge to 1.20%.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. The secondary market sales charges for the Portfolio are the same as primary market charges provided above.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

  1 Year                3 Years                            5 Years                            10 Years
  -------               -------                           ---------                           ---------
  $362.07               $882.67                           $1,429.24                           $2,903.83

While the Portfolio has a term of approximately 15 months, you may be able to invest in future portfolios with reduced sales charges. These future sales charges are included in the amounts provided above.

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

                                      ---

Dealer Concessions

The Sponsor plans to allow a concession of 2.25% of the Public Offering Price for primary and secondary market non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................    2.25%
5,000 to 9,999.......................................................    2.00%
10,000 to 24,999.....................................................    1.75%
25,000 to 49,999.....................................................    1.50%
50,000 to 99,999.....................................................    1.25%
100,000 or more......................................................    0.60%
Rollover Purchases (per Unit)........................................   $ 0.13
Wrap Account Purchasers..............................................    0.00%

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions and volume incentives.

                                      ---

--------------------------------------------------------------------------------

Schedule of Investments

(at the Initial Date of Deposit, September 6, 2000)

     Nuveen Networking & Storage 15-Month Sector Portfolio, September 2000

                                                               Percentage
                                                              of Aggregate                 Cost of    Current
Number of                                              Ticker   Offering   Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol    Price      per Share   Portfolio(2)  Yield(3)
--------------------------------------------------------------------------------------------------------------
           Computer Services                                     3.97%
    110    Procom Technology Inc.                       PRCM      3.97%     $ 45.1250     $  4,964      N/A
           Computers                                             16.01%
    152    Compaq Computer Corporation                  CPQ       3.98%       32.6875        4,969     0.31%
     41    Hewlett-Packard Company                      HWP       4.03%      122.9375        5,040     0.52%
     38    International Business Machines Corporation  IBM       4.00%      131.5625        4,999     0.40%
     40    Sun Microsystems Inc.                        SUNW      4.00%      125.0625        5,003      N/A
           Computers--Integrated Systems                          8.00%
     22    Brocade Communications System, Inc.          BRCD      4.01%      228.0000        5,016      N/A
     33    Redback Networks Inc.                        RBAK      3.99%      151.1875        4,989      N/A
           Computers--Memory Devices                             15.98%
     52    EMC Corporation                              EMC       4.02%       96.6250        5,025      N/A
    157    Silicon Storage Technology, Inc.             SSTI      3.96%       31.5625        4,955      N/A
     46    StorageNetworks, Inc.                        STOR      4.00%      108.7500        5,003      N/A
     41    Veritas Software Corporation                 VRTS      4.00%      121.8750        4,997      N/A
           Electronic Component--Semiconductor                   12.08%
     72    Intel Corporation                            INTC      3.99%       69.2500        4,986     0.12%
     22    PMC-Sierra, Inc. (5)                         PMCS      4.11%      233.6250        5,140      N/A
     46    QLogic Corp.                                 QLGC      3.98%      108.1250        4,974      N/A
           Enterprise Software/Services                           7.97%
    155    Computer Associates International, Inc.      CA        3.96%       31.9375        4,950     0.25%
     55    Oracle Corporation                           ORCL      4.01%       91.0625        5,008      N/A
           Networking Products                                   27.97%
     75    Cisco Systems, Inc.                          CSCO      3.96%       66.0000        4,950      N/A
     50    Emulex Corporation                           EMLX      4.00%      100.1250        5,006      N/A
     55    Extreme Networks, Inc.                       EXTR      4.02%       91.3750        5,026      N/A
     23    Juniper Networks Inc.                        JNPR      4.05%      220.1250        5,063      N/A
    117    Lucent Technologies Inc.                     LU        3.97%       42.3750        4,958     0.19%
     44    Network Appliance, Inc.                      NTAP      3.98%      112.9375        4,969      N/A
    104    Stratos Lightwave, Inc.                      STLW      3.99%       48.0000        4,992      N/A
           Semiconductor Component--Integrated
           Circuits                                               4.01%
     71    Linear Technology Corporation                LLTC      4.01%       70.6250        5,014     0.17%
           Telecommunication Equipment                            4.01%
     62    Nortel Networks Corporation (5)              NT        4.01%       80.7500        5,007     0.09%
  -----                                                         -------                   --------
  1,683                                                         100.00%                   $125,003
  =====                                                         =======                   ========

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

Nuveen Networking & Storage Five-Year Sector Portfolio, September 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of the common stocks of networking and storage compa-nies. These companies are involved in network infrastructure, software and electronic data storage and potentially stand to benefit from increased re-quirements for data transmission and management. The Portfolio is diversified across the networking and data storage sector including data storage, networking software and equipment and computer memory devices.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the networking and storage sector;

 . analyzes which subsectors may benefit from the predicted growth of networking and storage companies; and

 . selects the most attractive companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --management expertise;

 --strategic alliances and potential acquisitions;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

The Sponsor believes that the growth of the networking industry is leading to an increase in investment potential. To meet the demand for faster and more efficient networking, several pioneering companies are focused on developing next-generation, high-speed network infrastructure (both hardware and soft-ware). Additionally, new technology requires data storage systems to store programs that run the Internet and corporate intranets. According to Fortune Magazine, "Manufacturers are marketing storage units that can sit separately on networks and supply data to many different servers, even if they come from different producers. The shift to open storage could reshape the industry." (8/16/99 issue.) Several developments have combined to fuel growth in this sector.

Communication Equipment Trends--Demand for increased capacity to transmit in-formation (bandwidth) and networking speed has been driven by unprecedented Internet growth, the increased use of the Internet to send data and multimedia information and a movement to distributed networks. Communication equipment firms are responding by expanding into new technologies.

Growing Data Retrieval Demand--Companies continue to rapidly accumulate vast amounts of data, ranging from customer databases to product inventories. Quick and efficient data mining has become essential for corporate success.

e-Business Expansion--The business community continues to gravitate toward an Internet-based marketplace, presenting growth opportunities for cutting-edge companies developing new infrastructure.

Please be aware that industry predictions may not materialize, and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Future Portfolios

The Sponsor intends to create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to re-invest into one of the portfolios at a reduced sales charge.

                                      ---

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the networking and data storage industry.
  Adverse developments in this industry may significantly affect the value of your Units. Companies involved in this industry must contend with rapid changes in technology, intense worldwide competition, government regulation and the rapid obsolescence of products and services.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

 . The Portfolio may contain small capitalization companies that have recently begun operations. Small cap companies present risks beyond those of large cap companies.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own stocks of networking and storage companies in one convenient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.
Shareholder Fees

                                                       Percent of    Amount per
                                                     Public Offering   $1,000
                                                          Price      Invested(1)
                                                     --------------- -----------
Sales Charge
Upfront Sales Charge(2).............................      1.00%        $10.00
Deferred Sales Charge(3)............................      3.50%        $35.00
                                                          -----        ------
Total Maximum Sales Charge..........................      4.50%        $45.00

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                                                   Approximate %
                                                   Amount per Unit   of Public
                                                    (based on $10    Offering
                                                        Unit)        Price(1)
                                                   --------------- -------------
Trustee's Fee.....................................    $0.00950         0.095%
Sponsor's Supervisory Fee.........................    $0.00350         0.035%
Bookkeeping and Administrative Fees...............    $0.00250         0.025%
Evaluator's Fee...................................    $0.00300         0.030%
Creation and Development
  Fee(4)..........................................    $0.02500         0.250%
Other Operating Expenses(5).......................    $0.00175        0.0175%
                                                      --------        -------
Total.............................................    $0.04525        0.4525%
Maximum Organization Costs(6).....................    $ 0.0225         0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, the Upfront Sales Charge equals the difference between the Maximum Sales Charge of a fixed 4.5% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

(4) The Creation and Development Fee compensates the Sponsor for creating and devel-

                                      ---
   oping the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 2.75% of a Unitholder's initial investment. The per Unit Creation and Development Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and Development Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value exceeds $10 per Unit.

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 4.5% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.35 per Unit and are deducted monthly in installments of $0.07 per Unit on the last business day of each month from April 30, 2001, through August 31, 2001. If you redeem Units prior to the collection of the entire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
 Number of Units(1)                                 Charge(2) Charge(3)  Charge
 ------------------                                 --------- ---------  -------
 Less than 5,000..................................    1.00%     3.50%     4.50%
 5,000 to 9,999...................................    0.75%     3.50%     4.25%
 10,000 to 24,999.................................    0.50%     3.50%     4.00%
 25,000 to 49,999.................................    0.00%     3.50%     3.50%
 50,000 to 99,999.................................    0.00%     3.50%(4)  2.50%
 100,000 or more..................................    0.00%     3.50%(4)  1.50%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.
(3) The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.
(4) All Units are subject to the same Deferred Sales Charges. To allow invest-ors who purchase 50,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. See "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

   1 Year                       3 Years                                         Life of Portfolio
   -------                      -------                                         -----------------
   $513.57                      $605.96                                         $          706.94

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 3.50% of the Public Offering Price for primary market non-breakpoint purchases of Units to dealer firms in con-nection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchasers and to other in-

                                      ---
vestors entitled to the sales charge reduction applicable for Wrap Account Pur-chasers, as follows:

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................    3.50%
5,000 to 9,999.......................................................    3.25%
10,000 to 24,999.....................................................    3.00%
25,000 to 49,999.....................................................    2.50%
50,000 to 99,999.....................................................    1.50%
100,000 or more......................................................    0.75%
Rollover Purchases (per Unit)........................................   $0.25
Wrap Account Purchasers..............................................    0.00%

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions, volume incentives and secondary market concessions.

                                      ---

--------------------------------------------------------------------------------

Schedule of Investments
(at the Initial Date of Deposit, September 6, 2000)

     Nuveen Networking & Storage Five-Year Sector Portfolio, September 2000

                                                               Percentage
                                                              of Aggregate                 Cost of    Current
Number of                                              Ticker   Offering   Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol    Price      per Share   Portfolio(2)  Yield(3)
--------------------------------------------------------------------------------------------------------------
           Computer Services                                     3.97%
    110    Procom Technology Inc.                       PRCM      3.97%     $ 45.1250     $  4,964      N/A
           Computers                                             16.01%
    152    Compaq Computer Corporation                  CPQ       3.98%       32.6875        4,969     0.31%
     41    Hewlett-Packard Company                      HWP       4.03%      122.9375        5,040     0.52%
     38    International Business Machines Corporation  IBM       4.00%      131.5625        4,999     0.40%
     40    Sun Microsystems Inc.                        SUNW      4.00%      125.0625        5,003      N/A
           Computers--Integrated Systems                          8.00%
     22    Brocade Communications System, Inc.          BRCD      4.01%      228.0000        5,016      N/A
     33    Redback Networks Inc.                        RBAK      3.99%      151.1875        4,989      N/A
           Computers--Memory Devices                             15.98%
     52    EMC Corporation                              EMC       4.02%       96.6250        5,025      N/A
    157    Silicon Storage Technology, Inc.             SSTI      3.96%       31.5625        4,955      N/A
     46    StorageNetworks, Inc.                        STOR      4.00%      108.7500        5,003      N/A
     41    Veritas Software Corporation                 VRTS      4.00%      121.8750        4,997      N/A
           Electronic Component--Semiconductor                   12.08%
     72    Intel Corporation                            INTC      3.99%       69.2500        4,986     0.12%
     22    PMC-Sierra, Inc. (5)                         PMCS      4.11%      233.6250        5,140      N/A
     46    QLogic Corp.                                 QLGC      3.98%      108.1250        4,974      N/A
           Enterprise Software/Services                           7.97%
    155    Computer Associates International, Inc.      CA        3.96%       31.9375        4,950     0.25%
     55    Oracle Corporation                           ORCL      4.01%       91.0625        5,008      N/A
           Networking Products                                   27.97%
     75    Cisco Systems, Inc.                          CSCO      3.96%       66.0000        4,950      N/A
     50    Emulex Corporation                           EMLX      4.00%      100.1250        5,006      N/A
     55    Extreme Networks, Inc.                       EXTR      4.02%       91.3750        5,026      N/A
     23    Juniper Networks Inc.                        JNPR      4.05%      220.1250        5,063      N/A
    117    Lucent Technologies Inc.                     LU        3.97%       42.3750        4,958     0.19%
     44    Network Appliance, Inc.                      NTAP      3.98%      112.9375        4,969      N/A
    104    Stratos Lightwave, Inc.                      STLW      3.99%       48.0000        4,992      N/A
           Semiconductor Component--Integrated
           Circuits                                               4.01%
     71    Linear Technology Corporation                LLTC      4.01%       70.6250        5,014     0.17%
           Telecommunication Equipment                            4.01%
     62    Nortel Networks Corporation (5)              NT        4.01%       80.7500        5,007     0.09%
  -----                                                         -------                   --------
  1,683                                                         100.00%                   $125,003
  =====                                                         =======                   ========

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

Nuveen Legacy 15-Month Portfolio, September 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation from a diversified portfo-lio of blue chip stocks.

Investment Strategy

The Portfolio consists of the stocks of blue chip companies selected by Eu-gene E. Peroni, Jr. of Nuveen and his research team. These stocks are expected to remain in the Portfolio until termination. Blue chip companies are large, well known and established companies that have a history of earnings growth. The Portfolio consists of stocks of companies from various industries that are "household names" with universal appeal and global resources. The Portfolio primarily consists of new economy blue chip stocks of companies that are typi-cally leaders in their industries, exhibiting strength and stability in a changing economic world. "The addition of the tech stocks to the blue chip in-dex reflects the increased relevance that technology now plays in the overall state of business and the economy." (Fortune, 10/26/99.)

Mr. Peroni's 25 years of investment research experience have made him one of Wall Street's most respected investment strategists. His time-tested Peroni Method of stock selection is a proprietary methodology using a bottom-up ap-proach that emphasizes the technical merits of individual stocks.

Mr. Peroni regularly appears on CNBC, Nightly Business Report and Bloomberg TV, and has been quoted often in such esteemed publications as The Wall Street Journal and Investor's Business Daily.

The Portfolio can help you leave your mark with your most valuable assets--the children in your life. Its focus on growth makes it ideal as a core savings ve-hicle for long-term goals, and, with stocks of companies that kids know, it's the perfect tool to start talking with your children about the importance of investing.

Security Selection

In selecting the stocks for the Portfolio, Nuveen's research professionals look for stocks meeting the following criteria:

 . Positive potential long-term earnings growth;

 . Industry leaders with brand-name recognition in the workplace;

 . Favorable long-term industry leadership prospects;

 . Attractive technical characteristics--bullish long-term price patterns, pos-itive net money flows and high relative strength rankings; and

 . Appropriate holdings for the long-term buy-and-hold portion of an asset al-location model.

Future Portfolios

The Sponsor intends to create future portfolios that follow the same investment strategy to select stocks. If these future portfolios are available, you may be able to reinvest into one of the portfolios at a reduced sales charge.

Industry Diversification

Based upon the principal business of each issuer and current market values, the Portfolio represents the following industries:

                                                                Approximate
Industry                                                    Portfolio Percentage
--------                                                    --------------------
Aerospace/Defense..........................................         3.30%
Computers..................................................         9.95%
Computers--Memory Devices..................................         3.32%
Diversified Financial Services.............................         3.37%
Diversified Manufacturer Operation.........................         6.67%
Electronic Components--Semiconductor.......................        10.11%
Electronic Forms...........................................         3.35%
Enterprise Software/Services...............................         3.37%
Finance--Investing Banker/Broker...........................         3.34%
Instruments--Scientific....................................         3.30%
Insurance Brokers..........................................         3.32%
Internet Service Provider..................................         3.33%
Medical-Biomedical/Genome..................................         6.58%
Motorcycle/Motor Scooter...................................         3.33%
Multimedia.................................................         3.32%
Networking Products........................................         6.62%
Oil Field Machinery & Equipment............................         6.68%
Retail--Consumer Electronics...............................         3.30%
Telecommunication Equipment Fiber Optics...................         6.78%
Telecommunication Equipment................................         3.31%
Wireless Equipment.........................................         3.35%
                                                                  -------
    Total..................................................       100.00%
                                                                  =======

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

                                      ---

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the technology industry. Adverse develop-ments in this industry may significantly affect the value of your Units. Companies involved in the technology industry must contend with rapid changes in technology, intense competition and the rapid obsolescence of products and services.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking blue chip stocks with attractive growth potential;

 . You are seeking a complement to other investments in the growth segment of your portfolio;

 . The Portfolio is part of a longer term investment strategy, that includes the investment in subsequent portfolios, if available; or

 . You are a young investor or are purchasing units on behalf of a young in-vestor.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Shareholder Fees

                                                            Percent
                                                           of Public Amount per
                                                           Offering    $1,000
                                                             Price   Invested(1)
                                                           --------- -----------
Sales Charge
Upfront Sales Charge(2)...................................   1.00%     $10.00
Deferred Sales Charge(3)..................................   1.95%     $19.50
                                                             -----     ------

Total Maximum Sales Charge................................   2.95%     $29.50

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                                                     Approximate
                                                     Amount per Unit % of Public
                                                      (based on $10   Offering
                                                          Unit)       Price(1)
                                                     --------------- -----------
Trustee's Fee.......................................    $0.00950        0.095%
Sponsor's Supervisory Fee...........................    $0.00350        0.035%
Bookkeeping and Administrative Fees.................    $0.00250        0.025%
Evaluator's Fee.....................................    $0.00300        0.030%
Creation and Development Fee(4).....................    $0.02500        0.250%
Other Operating Expenses(5).........................    $0.00675       0.0675%
                                                        --------       -------
Total...............................................    $0.05025       0.5025%
Maximum Organization Costs(6).......................    $ 0.0225        0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, the Upfront Sales Charge equals the difference between the Maximum Sales Charge of a fixed 2.95% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

(4) The Creation and Development Fee compensates the Sponsor for creating and developing the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 0.75% of a Unitholder's initial investment. The per Unit Creation and De-velopment Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and De-velopment Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value ex-ceeds $10 per Unit.

                                      ---

(5) Other Operating Expenses include annual licensing fees paid to use intel-lectual property rights of Neale S. Godfrey in the Legacy Portfolio con-cept but do not include brokerage costs and other transactional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 2.95% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.195 per Unit and are deducted monthly in installments of $0.039 per Unit on the last business day of each month from April 30, 2001 through August 31, 2001. If you redeem Units prior to the collection of the entire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
 Number of Units(1)                                 Charge(2) Charge(3)  Charge
 ------------------                                 --------- ---------  -------
 Less than 5,000..................................    1.00%     1.95%     2.95%
 5,000 to 9,999...................................    0.75%     1.95%     2.70%
 10,000 to 24,999.................................    0.50%     1.95%     2.45%
 25,000 to 49,999.................................    0.25%     1.95%     2.20%
 50,000 to 99,999.................................    0.00%     1.95%     1.95%
 100,000 or more..................................    0.00%     1.95%(4)  1.20%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.

(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.

(4) All Units are subject to the same Deferred Sales Charges. To allow invest-ors who purchase 100,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge to 1.20%.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. The secondary market sales charges for the Portfolio are the same as primary market charges provided above.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

  1 Year                3 Years                            5 Years                            10 Years
  -------               -------                           ---------                           ---------
  $367.02               $897.48                           $1,453.88                           $2,952.65

While the Portfolio has a term of approximately 15 months, you may be able to invest in future portfolios with reduced sales charges. These future sales charges are included in the amounts provided above.

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 2.25% of the Public Offering Price for primary and secondary market non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchasers and to other in-

                                      ---
vestors entitled to the sales charge reduction applicable for Wrap Account Pur-chasers, asfollows:

                                                                          %
                                                                      Concession
 Number of Units*                                                      per Unit
 ----------------                                                     ----------
 Less than 5,000....................................................     2.25%
 5,000 to 9,999.....................................................     2.00%
 10,000 to 24,999...................................................     1.75%
 25,000 to 49,999...................................................     1.50%
 50,000 to 99,999...................................................     1.25%
 100,000 or more....................................................     0.60%
 Rollover Purchases (per Unit)......................................    $ 0.13
 Wrap Account Purchasers............................................     0.00%

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions and volume incentives.

                                      ---

--------------------------------------------------------------------------------

Schedule of Investments
(at the Initial Date of Deposit, September 6, 2000)

                Nuveen Legacy 15-Month Portfolio, September 2000

                                                               Percentage
                                                              of Aggregate                 Cost of    Current
Number of                                              Ticker   Offering   Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol    Price      per Share   Portfolio(2)  Yield(3)
--------------------------------------------------------------------------------------------------------------
           Aerospace/Defense                                      3.30%
     90    The Boeing Company                             BA      3.30%     $ 55.4375     $  4,989     1.01%
           Computers                                              9.95%
    154    Compaq Computer Corporation                   CPQ      3.33%       32.6875        5,034     0.31%
     38    International Business Machines Corporation   IBM      3.31%      131.5625        4,999     0.40%
     40    Sun Microsystems, Inc.                       SUNW      3.31%      125.0625        5,003      N/A
           Computers--Memory Devices                              3.32%
     52    EMC Corporation                               EMC      3.32%       96.6250        5,025      N/A
           Diversified Financial Services                         3.37%
     88    Citigroup Inc.                                  C      3.37%       57.9375        5,099     0.97%
           Diversified Manufacturer Operation                     6.67%
     86    General Electric Company                       GE      3.34%       58.7500        5,053     0.93%
    126    Honeywell International Inc.                  HON      3.33%       39.9375        5,032     1.88%
           Electronic Components--Semiconductor                  10.11%
     74    Intel Corporation                            INTC      3.39%       69.2500        5,125     0.12%
     22    PMC-Sierra, Inc. (5)                         PMCS      3.40%      233.6250        5,140      N/A
     76    Texas Instruments Incorporated                TXN      3.32%       66.0000        5,016     0.13%
           Electronic Forms                                       3.35%
     38    Adobe Systems Incorporated                   ADBE      3.35%      133.2500        5,064     0.08%
           Enterprise Software/Services                           3.37%
     56    Oracle Corporation                           ORCL      3.37%       91.0625        5,100      N/A
           Finance--Investing Banker/Broker                       3.34%
     70    Merrill Lynch & Co., Inc.                     MER      3.34%       72.1250        5,049     1.77%
           Instruments--Scientific                                3.30%
     64    Waters Corporation                            WAT      3.30%       78.0000        4,992      N/A
           Insurance Brokers                                      3.32%
     42    Marsh & McLennan Companies, Inc.              MMC      3.32%      119.6250        5,024     1.67%
           Internet Service Provider                              3.33%
     88    America Online, Inc.                          AOL      3.33%       57.1875        5,033      N/A
           Medical-Biomedical/Genome                              6.58%
     68    Amgen Inc.                                   AMGN      3.26%       72.5000        4,930      N/A
     34    Millennium Pharmaceuticals, Inc.             MLNM      3.32%      147.4375        5,013      N/A
           Motorcycle/Motor Scooter                               3.33%
    102    Harley Davidson, Inc.                         HDI      3.33%       49.3750        5,036     0.20%
           Multimedia                                             3.32%
     76    Viacom Inc.                                   VIA      3.32%       66.0625        5,021      N/A
           Networking Products                                    6.62%
     76    Cisco Systems, Inc.                          CSCO      3.31%       66.0000        5,016      N/A
    118    Lucent Technologies Inc.                       LU      3.31%       42.3750        5,000     0.19%
           Oil Field Machinery & Equipment                        6.68%
     62    Cooper Cameron Corporation                    CAM      3.28%       79.8750        4,952      N/A
     60    Schlumberger Limited                          SLB      3.40%       85.6875        5,141     0.88%
           Retail--Consumer Electronics                           3.30%
     82    RadioShack Corporation                        RSH      3.30%       60.7500        4,982     0.36%
           Telecommunication Equipment Fiber Optics               6.78%
     16    Corning Incorporated                          GLW      3.46%      327.7500        5,244     0.22%
     42    JDS Uniphase Corporation                     JDSU      3.32%      119.3750        5,014      N/A
           Telecommunication Equipment                            3.31%
     62    Nortel Networks Corporation (5)                NT      3.31%       80.7500        5,007     0.09%
           Wireless Equipment                                     3.35%
    144    Motorola, Inc.                                MOT      3.35%       35.1250        5,058     0.46%
  -----                                                         -------                   --------
  2,146                                                         100.00%                   $151,191
  =====                                                         =======                   ========

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

Nuveen Legacy Five-Year Portfolio, September 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation from a diversified portfo-lio of blue chip stocks.

Investment Strategy

The Portfolio consists of the stocks of blue chip companies selected by Eugene
E. Peroni, Jr. of Nuveen and his research team. These stocks are expected to remain in the Portfolio until termination. Blue chip companies are large, well known and established companies that have a history of earnings growth. The Portfolio consists of stocks of companies from various industries that are "household names" with universal appeal and global resources. The Portfolio primarily consists of new economy blue chip stocks of companies that are typi-cally leaders in their industries, exhibiting strength and stability in a changing economic world. "The addition of the tech stocks to the blue chip in-dex reflects the increased relevance that technology now plays in the overall state of business and the economy." (Fortune, 10/26/99.)

Mr. Peroni's 25 years of investment research experience have made him one of Wall Street's most respected investment strategists. His time-tested Peroni Method of stock selection is a proprietary methodology using a bottom-up ap-proach that emphasizes the technical merits of individual stocks.

Mr. Peroni regularly appears on CNBC, Nightly Business Report and Bloomberg TV, and has been quoted often in such esteemed publications as The Wall Street Journal and Investor's Business Daily.

The Portfolio can help you leave your mark with your most valuable assets--the children in your life. Its focus on growth makes it ideal as a core savings vehicle for long-term goals, and, with stocks of companies that kids know, it's the perfect tool to start talking with your children about the importance of investing.

Security Selection

In selecting the stocks for the Portfolio, Nuveen's research professionals look for stocks meeting the following criteria:

 . Positive potential long-term earnings growth;

 . Industry leaders with brand-name recognition in the workplace;

 . Favorable long-term industry leadership prospects;

 . Attractive technical characteristics--bullish long-term price patterns, pos-itive net money flows and high relative strength rankings; and

 . Appropriate holdings for the long-term buy-and-hold portion of an asset al-location model.

Future Portfolios

The Sponsor intends to create future portfolios that follow the same invest-ment strategy to select stocks. If these future portfolios are available, you may be able to reinvest into one of the portfolios at a reduced sales charge.

Industry Diversification

Based upon the principal business of each issuer and current market values, the Portfolio represents the following industries:

                                                                Approximate
Industry                                                    Portfolio Percentage
--------                                                    --------------------
Aerospace/Defense..........................................         3.30%
Computers..................................................         9.95%
Computers--Memory Devices..................................         3.32%
Diversified Financial Services.............................         3.37%
Diversified Manufacturer Operation.........................         6.67%
Electronic Components--Semiconductor.......................        10.11%
Electronic Forms...........................................         3.35%
Enterprise Software/Services...............................         3.37%
Finance--Investing Banker/Broker...........................         3.34%
Instruments--Scientific....................................         3.30%
Insurance Brokers..........................................         3.32%
Internet Service Provider..................................         3.33%
Medical-Biomedical/Genome..................................         6.58%
Motorcycle/Motor Scooter...................................         3.33%
Multimedia.................................................         3.32%
Networking Products........................................         6.62%
Oil Field Machinery & Equipment............................         6.68%
Retail--Consumer Electronics...............................         3.30%
Telecommunication Equipment Fiber Optics...................         6.78%
Telecommunication Equipment................................         3.31%
Wireless Equipment.........................................         3.35%
                                                                  -------
    Total..................................................       100.00%
                                                                  =======

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

                                      ---

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the technology industry. Adverse develop-ments in this industry may significantly affect the value of your Units. Companies involved in the technology industry must contend with rapid changes in technology, intense competition and the rapid obsolescence of products and services.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking blue chip stocks with attractive growth potential;

 . You are seeking a complement to other investments in the growth segment of your portfolio;

 . The Portfolio is part of a longer term investment strategy, or

 . You are a young investor or are purchasing units on behalf of a young in-vestor.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.
Shareholder Fees

                                                       Percent of    Amount per
                                                     Public Offering   $1,000
                                                          Price      Invested(1)
                                                     --------------- -----------
Sales Charge
Upfront Sales Charge(2).............................      1.00%        $10.00
Deferred Sales Charge(3)                                  3.50%        $35.00
                                                          -----        ------
Total Maximum Sales Charge..........................      4.50%        $45.00

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                       Approximate %
                       Amount per Unit   of Public
                        (based on $10    Offering
                            Unit)        Price(1)
                       --------------- -------------
Trustee's Fee......       $0.00950         0.095%
Sponsor's Supervisory
 Fee...............       $0.00350         0.035%
Bookkeeping and
 Administrative
 Fees..............       $0.00250         0.025%
Evaluator's Fee....       $0.00300         0.030%
Creation and
 Development
  Fee(4)...........       $0.02500         0.250%
Other Operating
 Expenses(5).......       $0.00675        0.0675%
                          --------        -------
Total..............       $0.05025        0.5025%
Maximum
 Organization
 Costs(6)..........       $ 0.0225         0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.
(2) As provided below, the Upfront Sales Charge equals the difference between the Maximum Sales Charge of a fixed 4.5% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

(4) The Creation and Development Fee compensates the Sponsor for creating and developing the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 2.75% of a Unitholder's initial investment. The per Unit Creation and De-velopment Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and De-velopment Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value ex-ceeds $10 per Unit.

                                      ---

(5) Other Operating Expenses include annual licensing fees paid to use intel-lectual property rights of Neale S. Godfrey in the Legacy Portfolio con-cept but do not include brokerage costs and other transactional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 4.5% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.35 per Unit and are deducted monthly in installments of $0.07 per Unit on the last business day of each month from April 30, 2001, through August 31, 2001. If you redeem Units prior to the collection of the entire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
Number of Units(1)                                  Charge(2) Charge(3)  Charge
------------------                                  --------- ---------  -------
Less than 5,000....................................   1.00%     3.50%     4.50%
5,000 to 9,999.....................................   0.75%     3.50%     4.25%
10,000 to 24,999...................................   0.50%     3.50%     4.00%
25,000 to 49,999...................................   0.00%     3.50%     3.50%
50,000 to 99,999...................................   0.00%     3.50%(4)  2.50%
100,000 or more....................................   0.00%     3.50%(4)  1.50%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.
(3) The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.
(4) All Units are subject to the same Deferred Sales Charges. To allow invest-ors who purchase 50,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. See "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

   1 Year                       3 Years                                         Life of Portfolio
   -------                      -------                                         -----------------
   $518.52                      $621.04                                         $          732.99

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 3.50% of the Public Offering Price for primary market non-breakpoint purchases of Units to dealer firms in con-nection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................    3.50%
5,000 to 9,999.......................................................    3.25%
10,000 to 24,999.....................................................    3.00%
25,000 to 49,999.....................................................    2.50%
50,000 to 99,999.....................................................    1.50%
100,000 or more......................................................    0.75%
Rollover Purchases (per Unit)........................................   $0.25
Wrap Account Purchasers..............................................    0.00%

                                      ---

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions, volume incentives and secondary market concessions.

                                      ---

--------------------------------------------------------------------------------

Schedule of Investments
(at the Initial Date of Deposit, September 6, 2000)

               Nuveen Legacy Five-Year Portfolio, September 2000

                                                               Percentage
                                                              of Aggregate                 Cost of    Current
Number of                                              Ticker   Offering   Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol    Price      per Share   Portfolio(2)  Yield(3)
--------------------------------------------------------------------------------------------------------------
           Aerospace/Defense                                      3.30%
     90    The Boeing Company                             BA      3.30%     $ 55.4375     $  4,989     1.01%
           Computers                                              9.95%
    154    Compaq Computer Corporation                   CPQ      3.33%       32.6875        5,034     0.31%
     38    International Business Machines Corporation   IBM      3.31%      131.5625        4,999     0.40%
     40    Sun Microsystems, Inc.                       SUNW      3.31%      125.0625        5,003      N/A
           Computers--Memory Devices                              3.32%
     52    EMC Corporation                               EMC      3.32%       96.6250        5,025      N/A
           Diversified Financial Services                         3.37%
     88    Citigroup Inc.                                  C      3.37%       57.9375        5,099     0.97%
           Diversified Manufacturer Operation                     6.67%
     86    General Electric Company                       GE      3.34%       58.7500        5,053     0.93%
    126    Honeywell International Inc.                  HON      3.33%       39.9375        5,032     1.88%
           Electronic Components--Semiconductor                  10.11%
     74    Intel Corporation                            INTC      3.39%       69.2500        5,125     0.12%
     22    PMC-Sierra, Inc. (5)                         PMCS      3.40%      233.6250        5,140      N/A
     76    Texas Instruments Incorporated                TXN      3.32%       66.0000        5,016     0.13%
           Electronic Forms                                       3.35%
     38    Adobe Systems Incorporated                   ADBE      3.35%      133.2500        5,064     0.08%
           Enterprise Software/Services                           3.37%
     56    Oracle Corporation                           ORCL      3.37%       91.0625        5,100      N/A
           Finance--Investing Banker/Broker                       3.34%
     70    Merrill Lynch & Co., Inc.                     MER      3.34%       72.1250        5,049     1.77%
           Instruments--Scientific                                3.30%
     64    Waters Corporation                            WAT      3.30%       78.0000        4,992      N/A
           Insurance Brokers                                      3.32%
     42    Marsh & McLennan Companies, Inc.              MMC      3.32%      119.6250        5,024     1.67%
           Internet Service Provider                              3.33%
     88    America Online, Inc.                          AOL      3.33%       57.1875        5,033      N/A
           Medical-Biomedical/Genome                              6.58%
     68    Amgen Inc.                                   AMGN      3.26%       72.5000        4,930      N/A
     34    Millennium Pharmaceuticals, Inc.             MLNM      3.32%      147.4375        5,013      N/A
           Motorcycle/Motor Scooter                               3.33%
    102    Harley Davidson, Inc.                         HDI      3.33%       49.3750        5,036     0.20%
           Multimedia                                             3.32%
     76    Viacom Inc.                                   VIA      3.32%       66.0625        5,021      N/A
           Networking Products                                    6.62%
     76    Cisco Systems, Inc.                          CSCO      3.31%       66.0000        5,016      N/A
    118    Lucent Technologies Inc.                       LU      3.31%       42.3750        5,000     0.19%
           Oil Field Machinery & Equipment                        6.68%
     62    Cooper Cameron Corporation                    CAM      3.28%       79.8750        4,952      N/A
     60    Schlumberger Limited                          SLB      3.40%       85.6875        5,141     0.88%
           Retail--Consumer Electronics                           3.30%
     82    RadioShack Corporation                        RSH      3.30%       60.7500        4,982     0.36%
           Telecommunication Equipment Fiber Optics               6.78%
     16    Corning Incorporated                          GLW      3.46%      327.7500        5,244     0.22%
     42    JDS Uniphase Corporation                     JDSU      3.32%      119.3750        5,014      N/A
           Telecommunication Equipment                            3.31%
     62    Nortel Networks Corporation (5)                NT      3.31%       80.7500        5,007     0.09%
           Wireless Equipment                                     3.35%
    144    Motorola, Inc.                                MOT      3.35%       35.1250        5,058     0.46%
  -----                                                         -------                   --------
  2,146                                                         100.00%                   $151,191
  =====                                                         =======                   ========

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

How to Buy and Sell Units

Investing in the Portfolios

The minimum investment in the primary and secondary market is normally $1,000 or 100 Units, whichever is less. However, for IRA purchases the minimum in-vestment is $500 or the nearest whole number of Units whose value is less than $500.

You can buy Units from any participating dealer.

As of September 6, 2000, the Initial Date of Deposit, the per Unit Public Of-fering Price for each Portfolio is $10.00. As described above, Units are sub-ject to an Upfront Sales Charge that is equal to the difference between the Total Maximum Sales Charge of 4.50% of the Public Offering Price for the Five-Year Portfolios (2.95% of the Public Offering Price for the 15-Month Portfo-lios) and the remaining deferred sales charges. If a Portfolio has any remain-ing deferred sales charges, you will also pay those charges. Deferred sales charges are deducted monthly in installments of $0.039 per Unit for the 15-Month Portfolios and $0.07 per Unit for the Five-Year Portfolios from April 30, 2001 to August 31, 2001. The Public Offering Price includes the sales charge and the estimated organization cost of $0.0225 per Unit. The Public Of-fering Price changes every day with changes in the price of the securities. As of the close of business on September 6, 2000, the number of Units of each Portfolio may be adjusted so that the per Unit Public Offering Price will equal $10.00.

If you are buying Units with assets received from the redemption or termina-tion of another Nuveen Defined Portfolio, you will pay a reduced sales charge of $0.35 per Unit for the Five-Year Portfolios and $0.195 per Unit for the 15-Month Portfolios. You may also buy Units with that sales charge if you are purchasing Units with the termination proceeds from a non-Nuveen unit trust with a similar investment strategy. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases."

Wrap Account Purchasers and certain other investors described in Part B of the Prospectus, may buy Units with a sales charge equal to the portion of the sales charge retained by the Sponsor for non-breakpoint purchases (approxi-mately 1% of the Public Offering Price for Five-Year Portfolios and 0.70% of the Public Offering Price for 15-Month Portfolios). Wrap account arrangements generally involve additional fees charged by your broker, financial advisor or financial planner.

The discount for Wrap Account Purchasers is available whether or not you pur-chase Units with the Wrap CUSIP option. However, if you purchase Units with the Wrap CUSIP option you should be aware that all distributions (other than the liquidation distribution) from such Units will be invested in additional Units of the Portfolio.

Each Portfolio's securities are valued by the Evaluator, The Chase Manhattan Bank, generally on the basis of their closing sales prices on the applicable securities exchange or The Nasdaq Stock Market, Inc. every business day.

The Sponsor intends to periodically create additional Units of the Portfolios. See "Nuveen Defined Portfolios" and "Composition of Trusts" in Part B of the Prospectus for more details.

See "Public Offering Price" and "Market for Units" in Part B for additional information on investing in the Portfolios.

Sales or Redemptions

Units may be redeemed by the Trustee, The Chase Manhattan Bank, on any busi-ness day at their current market value. Unitholders of the Portfolios who pur-chase at least 1,000 Units or whose Units are worth $10,000, as determined by the Trustee, may elect to be distributed the underlying stock, rather than cash, if the election is made at least five business days prior to a Portfo-lio's termination. In-kind distributions are not available for foreign securi-ties not traded on a U.S. securities exchange.

Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on their current market val-ue. If a secondary market is not maintained, a Unitholder may still redeem Units through the Trustee.

During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Trustee will redeem Units and the price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

                                      ---

Any applicable deferred sales charges remaining on Units at the time of their sale or redemption will be collected at that time.

See "Redemption" and "Market for Units" in Part B of the Prospectus for de-tails.

Risk Factors

You can lose money by investing in a Portfolio. Recently, equity markets have experienced significant volatility. Your investment is at risk primarily be-cause of:

 . Market risk

  Market risk is the risk that a particular stock in a Portfolio, the Portfo-lio itself or stocks in general may fall in value. Market value may be af-fected by a variety of factors including:

  --General stock market movements;

  --Changes in the financial condition of an issuer or an industry;

  --Changes in perceptions about an issuer or an industry;

  --Interest rates and inflation;

  --Governmental policies and litigation; and

  --Purchases and sales of securities by the Portfolio.

 . Inflation risk

  Inflation risk is the risk that the value of assets or income from invest-ments will be less in the future as inflation decreases the value of money.

 . Small company risk

  Some of the stocks selected for the Portfolios may be issued by small capi-talization companies. These stocks customarily involve more investment risk than larger capitalization stocks. These additional risks are due in part to the following factors. Small cap companies may:

  --Have limited product lines, markets or financial resources;

  --Have less publicly available information;

  --Lack management depth or experience;

  --Be less liquid;

  --Be more vulnerable to adverse general market or economic developments; and

  --Be dependent upon products that were recently brought to market or key personnel.

 . Concentration risk

  When stocks in a particular industry make up 25% or more of a Portfolio, it is said to be "concentrated" in that industry, which makes a Portfolio less diversified and subject to more market risk. The Sector Portfolios are con-centrated in the securities of their respective industries and the Legacy Portfolios are concentrated in various sectors in the technology industry. Please be aware that the industry predictions contained in the Prospectus for the Portfolios may not materialize, and that the companies selected for a Portfolio do not represent its entire industry and such Portfolio may not participate in the expected overall industry growth.

Communications/Bandwidth, Fiber Optics and Technology Industries--Here is what you should know about a concentration in stocks of these industries:

  --Companies involved in these industries must contend with:

   rapid changes in technology;

   intense competition;

   rapid obsolescence of products and services;

   cyclical market patterns;

   evolving industry standards;

   dependence on key suppliers and supplies;

   termination of patent protections;

   government regulation; and

   frequent new product introductions.

  --An unexpected change in one or more of the technologies affecting an is-suer's products or in the market for products based on a particular tech-nology could have an adverse effect on an issuer's operating results.

  --Operating results and customer relationships could be adversely affected by:

   an increase in price for, or an interruption or reduction in supply of, any key components or the loss of key customers; and

   the failure of the issuer to comply with rigorous industry standards.

Networking & Storage Industries--Here is what you should know about a concen-tration in

                                      ---
stocks of these industries:

  --Companies involved in these industries must contend with:

   rapid changes in technology;

   worldwide competition;

   dependence on key suppliers and supplies;

   rapid obsolescence of products and services;

   termination of their patent protections;

   cyclical market patterns;

   evolving industry standards;

   frequent new product introductions; and

   government regulation.

  --An unexpected change in one or more of the technologies affecting an is-suer's products or in the market for products based on a particular technology could have an adverse effect on an issuer's operat-ing results.

  --Operating results and customer relationships could be adversely affected by:

   an increase in price for, or an interruption or reduction in supply of, any key components or the loss of key customers; and

   the failure of the issuer to comply with rigorous industry standards.

Additionally, companies in each of the Portfolios may have:

  --Exceptionally high price-to-earnings ratios with little or no earnings histories; and

  --Experienced extreme price and volume fluctuations that often have been un-related to their operating performance.

 . Foreign risks

  Certain of the securities included in the Portfolios may be stocks and/or American Depositary Receipts ("ADRs") of foreign companies. ADRs are denomi-nated in U.S. dollars and are typically issued by a U.S. bank or trust com-pany. An ADR evidences ownership of an underlying foreign security. The presence of either ADRs or other foreign securities in a Portfolio is indi-cated in the Schedule of Investments for that Portfolio.

  Foreign securities present risks beyond securities of U.S. issuers. Foreign securities may be affected by:

  --adverse political, diplomatic and economic developments;

  --political or economic instability;

  --higher brokerage costs;

  --currency risk;

  --less liquidity;

  --more volatile prices;

  --reduced government regulation;

  --different accounting standards;

  --foreign taxation; and

  --less publicly available information.

  The purchase and sale of foreign securities not listed on a U.S. securities exchange will occur only in foreign securities markets. Some of the factors described above may make it impossible to buy or sell such securities in a timely manner. Custody of certain of the securities held in a Portfolio may be maintained by Cedel Bank S.A., a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

  The U.S. and foreign equity markets often rise and fall at different times or by different amounts due to economic or other developments particular to a given country. This phenomenon would tend to lower the overall price vola-tility of a portfolio that included both U.S. and foreign stocks. Sometimes however, global trends will cause the U.S. and foreign markets to move in the same direction, reducing or eliminating the risk reduction benefit of international investing.

 . Currency risks

  Because securities of foreign issuers generally pay dividends and trade in foreign currencies, the U.S. dollar value of these securities (and therefore your Units) will vary with fluctuations in foreign exchange rates. Most for-eign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

  To determine the value of non-U.S. securities denominated in a foreign cur-rency or their dividends, the Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency ex-

                                      ---
  change markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multinational corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not reflect the amount a Portfolio would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. When instructed by the Sponsor, the Evaluator, The Chase Manhattan Bank, may utilize its own, or an affiliate's, exchange rate quotations.

Distributions

Income Distributions

Cash dividends received by a Portfolio, net of expenses, will be paid on the last business day of each June and December ("Income Distribution Dates"), be-ginning December 29, 2000, to Unitholders of record each June 15 and December 15 ("Income Record Dates"), respectively.

Capital Distributions

Distributions of funds in the Capital Account, net of expenses, will be made when a Portfolio terminates. In certain circumstances, additional distribu-tions may be made.

See "Distributions To Unitholders" in Part B of the Prospectus for more de-tails.

General Information

Termination

Commencing on January 7, 2002 and October 4, 2005 for the 15-Month Sector Portfolios and the Five-Year Sector Portfolios, respectively, the Mandatory Termination Dates, the securities in the applicable Portfolio will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unitholders which will specify when certificates may be surrendered.

Unitholders will receive a cash distribution within a reasonable time after a Portfolio terminates. Unitholders who purchase at least 1,000 Units or whose Units are worth $10,000 may elect to be distributed the underlying stock if the election is made at least five business days prior to a Portfolio's termi-nation. However, in-kind distributions are not available for foreign securi-ties not traded on a U.S. securities exchange. See "Distributions to Unitholders" and "Other Information--Termination of Indenture" in Part B of the Prospectus for more details.

The Sponsor

Since our founding in 1898, Nuveen Investments (formerly known as John Nuveen & Co. Incorporated) has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of our investors. Nuveen, a leader in tax-efficient investing, believes that a care-fully selected portfolio can play an important role in building and sustaining the wealth of a lifetime. Nuveen began offering defined portfolios in 1961 and more than 1.5 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The Prospectus describes in detail the investment objectives, policies and risks of the Portfolio. We invite you to discuss the contents with your finan-cial advisor, or you may call us at 800-257-8787 for additional information. Nuveen personnel may from time to time maintain a position in certain stocks held by the Portfolio.

Optional Features

Letter of Intent (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). Unitholders will not be permitted to apply future rollover purchases to sat-isfy the LOI amount. The minimum LOI investment is $50,000. See "Public Offer-ing Price" in Part B of the Prospectus for details.

Reinvestment

Distributions from a Portfolio can be invested with no sales charge into Nuveen mutual or money market funds. Also, income and certain capital distri-butions from a Portfolio can be reinvested into additional Units of the Port-folio without a sales charge. See "Distributions to Unitholders" and "Accumu-lation Plan" in Part B of the Prospectus for details.

                                      ---

Nuveen Mutual Funds

Portfolio purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, ob-tain a prospectus from your financial advisor.

                                      ---

-------------------------------------------------------------------------------
Notes to Portfolios

---------

(1) All Securities are represented by contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been de-posited with the Trustee. The contracts to purchase the Securities were entered into by the Sponsor on September 5, 2000.

(2) The cost of the Securities to the Portfolio represents the aggregate un-derlying value with respect to the Securities acquired (generally deter-mined by the Evaluator based on the closing sale prices of the listed Se-curities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Trustee. As of the Initial Date of Deposit, other information regarding the Securities is as follows:

                                                          Estimated   Estimated Net
                                                        Annual Income Annual Income
                              Value of  Cost to   Gain  Distributions Distributions
                             Securities Sponsor  (loss) Per Portfolio    Per Unit
                             ---------- -------- ------ ------------- --------------
   Nuveen Bandwidth 15-
    Month Sector Portfolio.   $124,990  $125,021 $ (31)     $132      Not Applicable
   Nuveen Fiber Optics 15-
    Month Sector Portfolio.   $119,884  $119,987 $(103)     $ 31      Not Applicable
   Nuveen Networking &
    Storage 15-Month Sector
    Portfolio..............   $125,003  $125,056 $ (53)     $102      Not Applicable
   Nuveen Legacy 15-Month
    Portfolio..............   $151,191  $151,367 $(176)     $588      Not Applicable
   Nuveen Bandwidth Five-
    Year Sector Portfolio..   $124,990  $125,021 $ (31)     $132      Not Applicable
   Nuveen Fiber Optics
    Five-Year Sector
    Portfolio..............   $119,884  $119,987 $(103)     $ 31      Not Applicable
   Nuveen Networking &
    Storage Five-Year
    Portfolio..............   $125,003  $125,056 $ (53)     $102      Not Applicable
   Nuveen Legacy Five-Year
    Portfolio..............   $151,191  $151,367 $(176)     $588      Not Applicable

  Estimated Annual Income Distributions are based on the most recent ordinary dividend paid on that Security. Estimated Net Annual Income Distributions per Unit are based on the number of Units and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual amount of income distributed per Unit by the Portfolio will vary from the estimated amount due to a variety of factors including, changes in the items described in the preceding sentence, expenses and actual dividends declared and paid by the issuers of the Securities.

(3) Current Dividend Yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Security and dividing the result by that Security's closing sale price on the busi-ness day prior to the Initial Date of Deposit.

(4) This Security is a foreign security not listed on a U.S. exchange.

(5) This Security represents the common stock of a foreign company which trades directly on a United States national securities exchange.

(6) This Security is an American Depositary Receipt of a foreign company that is denominated in U.S. dollars and traded on a U.S. exchange.

Please note that if this Prospectus is used as a preliminary prospectus for future Nuveen Defined Portfolios, the portfolios will contain different stocks from those described in this Prospectus.

-------------------------------------------------------------------------------

                                      ---

Statements of Condition
(at the Initial Date of Deposit, September 6, 2000)

                                                      Fiber   Networking
                                          Bandwidth  Optics   & Storage
                                          15-Month  15-Month   15-Month   Legacy
                                           Sector    Sector     Sector   15-Month
                                          Portfolio Portfolio Portfolio  Portfolio
Trust Property                            --------- --------- ---------- ---------
Investment in securities represented by
 purchase contracts(1)(2)...............  $124,990  $119,884   $125,003  $151,191
                                          ========  ========   ========  ========
Liabilities and Interest of Unitholders
Liabilities:
  Deferred sales charge(3)..............  $  2,462  $  2,361   $  2,462  $  2,978
  Reimbursement of Sponsor for
   organization costs(4)................  $    284  $    272   $    284  $    344
                                          --------  --------   --------  --------
     Total..............................  $  2,746  $  2,633   $  2,746  $  3,322
                                          ========  ========   ========  ========
Interest of Unitholders:
  Units of fractional undivided interest
   outstanding..........................    12,625    12,109     12,626    15,271
                                          --------  --------   --------  --------
  Cost to investors(5)..................  $126,215  $121,060   $126,229  $152,673
   Less: Gross underwriting
    commission(6).......................  $  3,687  $  3,537   $  3,688  $  4,460
   Less: Organization costs(4)..........  $    284  $    272   $    284  $    344
                                          --------  --------   --------  --------
  Net amount applicable to investors....  $122,244  $117,251   $122,257  $147,869
                                          --------  --------   --------  --------
     Total..............................  $124,990  $119,884   $125,003  $151,191
                                          ========  ========   ========  ========

---------

(1) Aggregate cost of securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the securities pursuant to contracts for the purchase of such se-curities.

(3) Represents the amount of mandatory distributions from the Portfolio ($0.195 per Unit), payable to the Sponsor in five equal monthly install-ments of $0.039 per Unit beginning on April 30, 2001, and on the last business day thereafter through August 31, 2001.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing a Portfolio. These costs have been estimated at $0.0225 per Unit for each Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the in-vestors to the Sponsor will be satisfied. To the extent that actual organ-ization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Portfolio.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 2.95% per Unit includes both an Upfront and a Deferred Sales Charge and has been calculated on the assump-tion that the Units sold are not subject to a reduction of sales charges for quantity purchases. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


                                      ---

(at the Initial Date of Deposit, September 6, 2000)

                                                   Fiber   Networking
                                       Bandwidth  Optics   & Storage
                                       Five-Year Five-Year Five-Year   Legacy
                                        Sector    Sector     Sector   Five-Year
                                       Portfolio Portfolio Portfolio  Portfolio
Trust Property                         --------- --------- ---------- ---------
Investment in securities represented
 by purchase contracts(1)(2).........  $124,990  $119,884   $125,003  $151,191
                                       ========  ========   ========  ========
Liabilities and Interest of
 Unitholders
Liabilities:
  Deferred sales charge(3)...........  $  4,419  $  4,238   $  4,419  $  5,345
  Reimbursement of Sponsor for organ-
   ization costs(4)..................  $    284  $    272   $    284  $    344
                                       --------  --------   --------  --------
     Total...........................  $  4,703  $  4,510   $  4,703  $  5,689
                                       ========  ========   ========  ========
Interest of Unitholders:
  Units of fractional undivided in-
   terest outstanding................    12,625    12,109     12,626    15,271
                                       --------  --------   --------  --------
  Cost to investors(5)...............  $126,196  $121,041   $126,209  $152,650
   Underwriting commission(6)........  $  5,625  $  5,395   $  5,625  $  6,804
   Less: Organization costs(4).......  $    284  $    272   $    284  $    344
                                       --------  --------   --------  --------
  Net amount applicable to investors.  $120,287  $115,374   $120,300  $145,502
                                       --------  --------   --------  --------
     Total...........................  $124,990  $119,884   $125,003  $151,191
                                       ========  ========   ========  ========

---------

(1) Aggregate cost of securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the securities pursuant to contracts for the purchase of such se-curities.

(3) Represents the amount of mandatory distributions from the Portfolio ($0.35 per Unit) payable to the Sponsor in five equal monthly installments of $0.07 per Unit beginning on April 30, 2001 and on the last business day thereafter through August 31, 2001.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing a Portfolio. These costs have been estimated at $0.0225 per Unit for each Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the in-vestors to the Sponsor will be satisfied. To the extent that actual organ-ization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Portfolio.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.50% per Unit includes both an Upfront and a Deferred Sales Charge and has been calculated on the assump-tion that the Units sold are not subject to a reduction of sales charges for quantity purchases. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                                      ---

Report of Independent Public Accountants

To the Board of Directors of Nuveen Investments and Unitholders of Nuveen Unit Trusts, Series 100:

We have audited the accompanying statements of condition and the schedules of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trusts, Series 100 as of September 6, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to ex-press an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally ac-cepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial state-ments are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statements of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of condition and the schedules of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trusts, Series 100, as of September 6, 2000, in conformity with accounting principles generally accepted in the United States.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois
September 6, 2000

                                      ---

[Nuveen Defined Portfolios Logo]

                         NUVEEN UNIT TRUSTS, SERIES 100
                              PROSPECTUS -- PART A

                               September 6, 2000

                              Sponsor       Nuveen Investments
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Chase Manhattan Bank
                                            4 New York Plaza
                                            New York, NY 10004-2413
                                            Telephone: 800-257-8787

  This Prospectus does not contain complete information about the Portfolios filed with the Securities and Exchange Commission in Washington, DC under the:

  Securities Act of 1933 (file no. 333-44896)

  Investment Company Act of 1940 (file no. 811-08103)

  More information about the Portfolios, including the code of ethics adopted by the Sponsor and the Nuveen Unit Trusts, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio in-formation is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

  No person is authorized to give any information or representation about a Portfolio not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

  When Units of a Portfolio are no longer available or for investors who will reinvest into subsequent series of a Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

[LOGO NUVEEN DEFINED PORTFOLIOS]

Nuveen Equity Portfolio Prospectus

         Prospectus Part B dated September 6, 2000

  The Prospectus for a Nuveen Defined Portfolio (a "Trust") is divided into two parts. Part A of the Prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the Prospectus provides more general information regarding the Nuveen Defined Portfolios. You should read both Parts of the Prospectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

  Additional information about the Trusts is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "Trustee") at (800) 257-8787.

Nuveen Defined Portfolios

Each Nuveen Defined Portfolio consists of a portfolio of Securities of companies described in the applicable Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus for a list of the Securities included in a Trust).

Minimum Investment--$1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less.

Redeemable Units. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the aggregate underlying value of the Securities (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus for the organization costs and see "REDEMPTION" herein for a more detailed discussion of redeeming your Units.

Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on those dates set forth under "Distributions" in Part A of the Prospectus. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain circumstances, earlier. See "DISTRIBUTIONS TO UNITHOLDERS."

Public Offering Price. Public Offering Price of a Trust during the Initial Offering Period is based upon the aggregate underlying value of the Securities in the Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus and is rounded to the nearest cent. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also includes organization costs incurred in establishing a Trust. These costs will be deducted from the assets of the Trust as of the close of such period. See "Risk/Return Summary-Fees and Expenses" in Part A of the Prospectus. For Units purchased in the secondary market, the Public Offering Price is based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of the listed Securities and the bid prices of over-the-counter traded Securities) plus the applicable sales charges. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE.")

  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
NUVEEN DEFINED PORTFOLIOS..................................................   3
COMPOSITION OF TRUSTS......................................................   4
PUBLIC OFFERING PRICE......................................................   5
MARKET FOR UNITS...........................................................   9
EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT....................  10
TAX STATUS.................................................................  10
RETIREMENT PLANS...........................................................  14
TRUST OPERATING EXPENSES...................................................  15
DISTRIBUTIONS TO UNITHOLDERS...............................................  16
ACCUMULATION PLAN..........................................................  17
REPORTS TO UNITHOLDERS.....................................................  18
UNIT VALUE AND EVALUATION..................................................  18
DISTRIBUTIONS OF UNITS TO THE PUBLIC.......................................  19
OWNERSHIP AND TRANSFER OF UNITS............................................  21
REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES......................  21
REDEMPTION.................................................................  21
SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST..............  23
PURCHASE OF UNITS BY THE SPONSOR...........................................  25
REMOVAL OF SECURITIES FROM THE TRUSTS......................................  25
INFORMATION ABOUT THE TRUSTEE..............................................  26
LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE..........................  26
SUCCESSOR TRUSTEES AND SPONSORS............................................  26
INFORMATION ABOUT THE SPONSOR..............................................  27
INFORMATION ABOUT THE EVALUATOR............................................  28
FORTUNE LICENSE AGREEMENT..................................................  28
STANDARD & POOR'S LICENSING AGREEMENT......................................  28
DOW JONES & COMPANY, INC. LICENSING AGREEMENT..............................  29
NASDAQ-100(R) INDEX LICENSING AGREEMENT....................................  29
OTHER INFORMATION..........................................................  30
LEGAL OPINION..............................................................  31
AUDITORS...................................................................  31
CODE OF ETHICS.............................................................  31
SUPPLEMENTAL INFORMATION...................................................  32

Nuveen Defined Portfolios

  This Nuveen Defined Portfolio is one of a series of separate but similar investment companies created by Nuveen Investments, each of which is designated by a different Series number. The Nuveen Defined Portfolios consist of, among others, Strategy Trusts and Sector Trusts. Strategy Trusts include, but are not limited to, Nuveen-Standard & Poor's Quality Buyback Portfolios, Nuveen Dow 5SM and Dow 10SM Portfolios, Nuveen Legacy Portfolios, Nuveen Rittenhouse Concentrated Growth Portfolios, Nuveen-FORTUNE's America's Most Admired Companies Portfolios, Arvest Regional ImpactTM Portfolios, Harris Insight(R) Multi-Sector Portfolios, Dorsey, Wright Relative Strength 5 Portfolios, Peroni Top Ten Picks Portfolios and Peroni Growth Portfolios. Sector Trusts include, but are not limited to, Nuveen Energy Sector Portfolios, Nuveen Financial Services Sector Portfolios, Nuveen Pharmaceutical Sector Portfolios, Nuveen Precious Metals Sector Portfolios, Nuveen Technology Sector Portfolios, Nuveen Communications Sector Portfolios, Nuveen Bandwidth Sector Portfolios, Nuveen Consumer Electronics Sector Portfolios, Nuveen Digital Sector Portfolios, Nuveen e-Commerce Sector Portfolios, Nuveen e-Finance Sector Portfolios, Nuveen Internet Sector Portfolios, Nuveen Retail Sector Portfolios, Nuveen Semiconductor Sector Portfolios, Nuveen Utility Sector Portfolios, Nuveen Wireless Sector Portfolios, Nuveen e-Business Sector Portfolios, Nuveen Glass-Steagall Sector Portfolios, Nuveen i-Media & Advertising Sector Portfolios, Nuveen Networking & Storage Sector Portfolios, Nuveen Software Weblications Sector Portfolios, Nuveen Pharmaceutical Sector Portfolios, Nuveen Fuel Cell Sector Portfolios, Mobile Web Sector Portfolios, REIT Sector Portfolios and Telecommunications Paradigm Sector Portfolios. Additional Series of the Nuveen Defined Portfolios are the Nuveen Nasdaq-100 Growth and Treasury Portfolios.

  The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Defined Portfolios are collectively referred to herein as the "Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "Indenture") between Nuveen Investments ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank (the "Trustee").

  The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of the securities of the companies described in the applicable Part A of the Prospectus, together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount required for their purchase (or the securities themselves). See "Schedule of Investments" in Part A of the Prospectus, for a description of the Securities deposited in the applicable Trust. See also, "Risk/Return Summary" and "Risk Factors" in Part A of the Prospectus. As used herein, the term "Securities" means the Securities (including contracts for the purchase thereof) initially deposited in each Trust and described in the related portfolio and any additional equity securities that may be held by a Trust.

  The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the Securities deposited in such Trust. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

  Additional Units of a Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities (or contracts therefore backed by an irrevocable letter of credit or cash) or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in a Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities, or cash with instructions to purchase additional Securities, into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, within reasonable parameters, the same original proportionate relationship among the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same proportionate amount of each Security. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will decrease or increase accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Indenture.

  The Sponsor may realize a profit (or sustain a loss) as of the opening of business on the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities and the cost of such Securities to the Trust, which is based on the evaluation of the Securities as of the opening of business on the Initial Date of Deposit. (See "Schedule of Investments" in Part A of the Prospectus.) The Sponsor may also be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate value of the underlying Securities of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to Nuveen, if applicable.

Composition of Trusts

  Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain securities deposited in the Trust to create additional Units or in substitution for Securities not delivered to a Trust). To assist the Sponsor in selecting Securities for certain Trusts, the Sponsor may use its own resources to pay outside research service providers.

  Limited Replacement of Certain Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those Securities purchased on a when, as and if issued basis ("Failed Securities"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Securities ("Replacement Securities") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust may not exceed the amount of funds reserved for the purchase of the Failed Securities.

  If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust and the Trustee will distribute the principal attributable to such Failed Securities not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities with equivalent growth potential at a comparable price.

  The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

  Sale of Securities. Certain of the Securities may from time to time under certain circumstances be sold. The proceeds from such events will be used to pay for expenses or for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

  Whether or not the Securities are listed on a securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent. There can be no assurance that a Trust or, if applicable, successive trusts that employ the same or a similar investment strategy, will achieve their investment objectives.

  Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

  Unitholders will be unable to dispose of any of the Securities in a Trust and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

  Litigation. Except as provided in Part A of the Prospectus, to the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in any Trust or current litigation may have unexpected results. The Sponsor is unable to predict whether any such litigation may have such results or may be instituted, or if instituted, whether any such litigation might have a material adverse effect on the Trusts.

Public Offering Price

  The Public Offering Price of the Units is based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge (as set forth in Part A of the Prospectus) per Unit and the maximum remaining deferred sales charge (as set forth in Part A of the Prospectus) and is rounded to the nearest cent. In addition, a portion of the Public Offering Price during the initial offering period also consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

  The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount per Unit set forth for the Trusts in "Statement of Condition," this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus.

  Commencing on those dates set forth under "Risk/Return Summary--Fees and Expenses" in Part A of this Prospectus, a deferred sales charge in an amount described in Part A of the Prospectus will be assessed per Unit per applicable month. If so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Mid-term Special Redemption and Liquidation Period (as described under "Rollover Trusts" and "How to Buy and Sell Units-- Sales or Redemptions" in Part A of the Prospectus) or Unitholders who sell or redeem their Units prior to the Second Year Commencement Date (as defined in Part A of the Prospectus) will not be subject to the Second Year Deferred Sales Charge (see "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus) and accordingly are only responsible for the remaining First Year Deferred Sales Charge (see "Fees and Expenses" in Part A of the Prospectus). The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The total maximum sales charge assessed to Unitholders on a per Unit basis will be the amount set forth in "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

  The sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Nuveen unit investment trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggregate purchases (excluding purchases which are subject only to a deferred sales charge) as expressed in the letter of intent. For purposes of letter of intent calculations, units of equity-based products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

  For "secondary market" sales, the Public Offering Price is based on the aggregate underlying value of the Securities in a Trust as of the Evaluation Time (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum sales charge and any remaining deferred sales charges. The maximum sales charge for certain trusts is described in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

  In the secondary market for Nuveen Five-Year Sector Portfolios, Legacy Five-Year Portfolios and Arvest Regional ImpactTM Portfolios, prior to the completion of the deferred sales charge period, the maximum sales charge will be 4.50% of the Public Offering Price. The upfront portion of the sales charge will equal the difference between 4.5% of the Public Offering Price and any remaining deferred sales charges. Unitholders that purchase more than 5,000 Units and certain classes of investors are entitled to purchase Units at reduced sales charges as shown below.

                                                                       Total
                                                                      Maximum
        Number of Units                                             Sales Charge
        ---------------                                             ------------
        Less than 5,000............................................     4.50%
        5,000 to 9,999.............................................     4.25%
        10,000 to 24,999...........................................     4.00%
        25,000 to 49,999...........................................     3.50%
        50,000 to 99,999...........................................     2.50%
        100,000 or more............................................     1.50%
        Wrap and Trust Account Purchases...........................     1.00%

  For secondary market sales after the completion of the deferred sales charge period for Nuveen Five-Year Sector Portfolios, Legacy Five-Year Portfolios and Arvest Regional ImpactTM Portfolios, the maximum sales charge will be a one-time charge of 4.5% of the Public Offering Price. Unitholders that purchase more than 5,000 Units and certain classes of investors are entitled to purchase Units at reduced sales charges shown below. Secondary market sales charges are reduced by 1/2 of 1% on each subsequent July 31, to a minimum sales charge of 3.0% of the Public Offering Price as shown below with reduced sales charges for larger purchases and certain investors:

           Number of Units*                   Total Maximum Sales Charge
           ----------------               ------------------------------------------------------
                                          4.5%           4.0%           3.5%           3.0%
                                          ----           ----           ----           ----
   Less than 5,000                        4.50           4.00           3.50           3.00
   5,000 to 9,999                         4.25           3.75           3.25           2.75
   10,000 to 24,999                       4.00           3.50           3.00           2.50
   25,000 to 49,999                       3.50           3.25           2.75           2.25
   50,000 to 99,999                       2.50           2.25           1.75           1.50
   100,000 or more                        1.50           1.25           1.00           0.75
   Wrap and Trust Account Purchases       1.00           1.00           1.00           1.00

  --------
  * Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000, etc., and will be applied on that basis which is more favorable to Unitholders.
    All Units are subject to the same deferred sales charges. When the deferred charges exceed the maximum sales charge, Unitholders will be given extra Units at the time of purchase.

  Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust during the primary offering period of the Trust.

  At all times while Units are being offered for sale, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal ("Evaluation Time"). Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

  The graduated sales charges for the primary offering period set forth in the table provided in Part A of this Prospectus will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of a Trust will be aggregated with concurrent purchases of any other Nuveen unit investment trust or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Unitholders of other unit investment trusts having a similar strategy as the Trust may utilize their termination proceeds to purchase Units of the Trusts with the sales charge applicable for "Rollover Purchases" as provided in "How to Buy and Sell Units" in Part A of the Prospectus. The dealer concession for such purchases will be that applicable to "Rollover Purchases".

  Units may be purchased with the applicable reduced sales charge provided for "Wrap Account Purchases" under "How to Buy and Sell Units" in Part A of the Prospectus or herein by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory services, brokerage services, investment services or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, and (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., The John Nuveen Company, The McGraw Hill Companies Inc. ("McGraw-Hill") and Dow Jones & Company, Inc. ("Dow Jones"), including in each case these individuals and their spouses, children, parents and spouses' parents, however, purchases by parents, individuals associated with McGraw-Hill and Dow Jones, and adult children who are not members of the household of the officers, directors or full-time employees described above, must be made through a registered broker-dealer and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). (For individuals associated with McGraw Hill this privilege is only available for purchases of Units of the Nuveen-Standard & Poor's Quality Buyback Portfolio and for individuals associated with Dow Jones this privilege is only available for purchases of Units of the Nuveen--The Dow 5sm Portfolio and the Nuveen--The Dow 10sm Portfolio). However, if Part A of the Prospectus provides for a Second Year Deferred Sales Charge (see "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus) such Unitholders that hold their Units on or after the Second Year Commencement Date (as defined in Part A of the Prospectus) will be subject to the Second Year Deferred Sales Charge. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

  During the initial offering period, unitholders of any Nuveen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of a Trust with the sales charge applicable for "Rollover Purchases" as provided in "How to Buy and Sell Units" in Part A of the Prospectus.

  Whether or not Units are being offered for sale, the Trustee will determine or cause to be determined the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

Market for Units

  During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the aggregate underlying value of the Securities in such Trust as of the Evaluation Time (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities). Afterward, although it is not obligated to do so, the Sponsor may maintain a secondary market for Units of each Trust at its own expense and continuously offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the aggregate underlying value of the Securities in a Trust as of the Evaluation Time (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Sponsor expects to repurchase Units (the "Sponsor's Repurchase Price") includes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. Unitholders who wish to dispose of their Units should inquire of the Trustee or their broker as to the current Redemption Price. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. However, if so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Mid-term Special Redemption and Liquidation Period or Unitholders who sell or redeem their Units prior to the Second Year Commencement Date will not be subject to the Second Year Deferred Sales Charge and accordingly are only responsible for the remaining First Year Deferred Sales Charge. (See "REDEMPTION.")

  In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will generally purchase Units from the broker or dealer at the Redemption Price

(as defined in "REDEMPTION") and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

  In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

  Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

Evaluation of Securities at the Initial Date of Deposit

  The prices of the Securities deposited in the Trusts included in Part A of the Prospectus were determined by the Trustee.

  The amount by which the Trustee's determination of the aggregate value of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was profit or loss to the Sponsor. (See Part A of this Prospectus.) The Sponsor also may realize further profit or sustain further loss as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

Tax Status

  The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust. For purposes of the following discussion and opinions, it is assumed that each Security is equity for Federal income tax purposes.

  In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

    1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of a Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata portion of income derived from each Trust asset when such income is considered to be received by a Trust. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are automatically reinvested.

    2. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in-kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by a Trust. Unitholders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his or her Units.

    3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of a Trust (the "New Trust"), (if so provided in Part A of the Prospectus, the Sponsor intends to create a separate New Trust in conjunction with the termination of a Grantor Trust) will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.

  Deferred Sales Charge. Generally the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge is deferred. The income (or proceeds from redemption) a Unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

  Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under and during the period specified in Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

  To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

  Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him or her. As a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholder's may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their tax advisers regarding the limitations on the deductibility of Trust expenses.

  Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

  In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

  If the Unitholder disposes of a Unit, the Unitholder is deemed thereby to have disposed of his or her entire pro rata interest in all assets of a Trust involved including his or her pro rata portion of all the Securities represented by the Unit.

  The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules.

  Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "REDEMPTION" and "OTHER INFORMATION--Termination of Indenture," under certain circumstances a Unitholder who owns the number of Units of a Trust set forth in Part A of the Prospectus may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "DISTRIBUTIONS TO UNITHOLDERS." As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of a Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units or the termination of a Trust will result in a Unitholder receiving whole shares of stock plus, possibly, cash.

  The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by a Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by a Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such fractional share of a Security held by a Trust.

  Because each Trust will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by a Trust. Unitholders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

  As discussed in "SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his or her Units for Units of the New Trust in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in
Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

  Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his or her Units will generally equal the price paid by such Unitholder for his or her Units. The cost of the Units is allocated among the Securities held by a Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his or her pro rata portion of each Security.

  A Unitholder's tax basis in his or her Units and his or her pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by a Trust which are not taxable as ordinary income as described above.

  General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

  In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding the year of payment was effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from a Trust.

  It should be noted that payments to a Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by a Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

  At the termination of a Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by a Trust on the Securities, the gross proceeds received by a Trust from the disposition of any Security (resulting from redemption or the sale of any Security) and the fees and expenses paid by a Trust. The Trustee will also furnish annual information returns to Unitholders and the Internal Revenue Service.

  Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "RETIREMENT PLANS."

  In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders thereof.

  The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholder") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in a Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

Retirement Plans

  Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

Trust Operating Expenses

  No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor and/or its affiliates do, however, receive an annual fee as set forth in "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the Sponsor may purchase research from a variety of sources, which may include dealers of the Trusts. If so provided in Part A of the Prospectus, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for a Trust (the "Bookkeeping and Administrative Fee"). Such services include, but are not limited to, the preparation of comprehensive tax statements and providing account information to the Unitholders. If so provided in Part A of the Prospectus, the Evaluator may also receive an annual fee for performing evaluation services for the Trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the Prospectus, a Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. Estimated annual Trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses do not include the brokerage commissions and other transactional fees payable by the Trust in purchasing and selling Securities.

  Creation and Development Fee. As set forth in Part A of the Prospectus, the Sponsor will also receive a fee from a Trust for creating and developing the Trust, including determining the Trust objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of each Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in a Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of the applicable Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect over the life of the Trust more than the amount provided in Part A of the Prospectus. The Sponsor will not use this fee to pay distribution expenses or as compensation for sales efforts.

  The Trustee receives for ordinary recurring services an annual fee for each Trust as set forth in "Risk/Return Summary--Fees and Expenses" appearing in Part A of this Prospectus. The Trustee's Fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which John Nuveen & Co. Incorporated is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Trustee has the use of funds, if any, being held in the Income and Capital Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

  The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses, including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The expenses are paid monthly and the Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Income and Capital Accounts.

  Unless the Sponsor determines that an audit is not required, the Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.005 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

Distributions to Unitholders

  The Trustee will distribute any net income received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Date. See "Distributions" in Part A of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses will be distributed on the last business day of each month if the amount available for distribution equals at least $1.00 per 100 Units ("Capital Distribution Dates") to Unitholders of record on the fifteenth day of each applicable month ("Capital Record Dates"). The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). A Unitholder's pro rata portion of the Capital Account, less expenses, will be distributed as part of the final liquidation distribution.

  It is anticipated that the deferred sales charge will be collected from the Capital Account of the Trusts and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying a Unitholder's deferred sales charge obligations.

  Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances, the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

  Within a reasonable time after a Trust is terminated, each Unitholder who is not a Rollover Unitholder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Securities, unless he or she elects an In-Kind Distribution as described under "REDEMPTION" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

  The Trustee will credit to the Income Account of a Trust any dividends received on the Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

  The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

  Distribution Reinvestment. Any Unitholder may elect to have each distribution on Units, other than the final liquidating distribution in connection with the termination of a Trust or Mid-term liquidating distribution for Mid-term Rollover Unitholders, automatically reinvested in additional Units of such Trust without additional sales charges. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to offset the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional Units (as with all Units) will fluctuate over time. If Part A of the Prospectus provides for Second Year Deferred Sales Charges for a Trust, any Units purchased prior to the Second Year Commencement Date will be credited such additional Units to offset the Second Year Deferred Sales Charges following the Second Year Commencement Date.

  Each person who purchases Units of a Trust may elect to participate in the reinvestment option by notifying the Trustee in writing of their election. Reinvestment may not be available in all states. Notification to the Trustee must be received within one year after the Initial Date of Deposit. So long as the election is received by the Trustee at least 10 days prior to the Record Date for a given distribution, each subsequent distribution of income and/or capital, as selected by the Unitholder, will be automatically applied by the Trustee to purchase additional Units of a Trust. It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

Accumulation Plan

  The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest income and capital distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in Securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at (800) 257-8787.

  Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and income or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effective as of the next Record Date occurring at least 10 days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

Reports to Unitholders

  The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of income, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust that provides (1) a summary of transactions in the Trust for such year; (2) any Security sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

  In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts.

Unit Value and Evaluation

  The value of a Trust is determined by the Trustee on the basis of (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities at the Evaluation Time not applied to the purchase of such Securities; (2) the aggregate value of the Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; and (4) all other assets of the Trust; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges and amounts due the Sponsor or Trustee for indemnification or extraordinary expenses payable out of such Trust for which no deductions had been made for the purpose of additions to the Reserve Account; (2) any amounts owing to the Trustee for its advances;
(3) an amount representing estimated accrued expenses of the Trust, including, but not limited to, unpaid fees and expenses of the Trustee (including legal fees) and the Sponsor; (4) amounts representing unpaid organization costs; (5) cash held for distribution to Unitholders of record of the Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and (6) other liabilities incurred by the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof and rounded to the nearest cent to determine the per Unit value ("Unit Value") of such Trust. The Trustee may determine the aggregate value of the Securities in the Trust in the following manner: if the Securities are listed on a foreign or U.S. securities exchange or The NASDAQ Stock Market, Inc. ("listed Securities"), this evaluation is generally based on the most recent closing sale price prior to or on the Evaluation Time on that exchange or that system where the Securities are principally traded (if a listed Security is listed on the New York Stock Exchange ("NYSE") the closing sale price on the NYSE shall apply) or, if there is no closing sale price on that exchange or system, at the closing bid prices (ask prices for primary market purchases). If the Securities are not so listed, the evaluation shall generally be based on the current bid prices at the Evaluation Time (ask prices for primary market purchases) on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for valuation). If current bid prices (ask prices for primary market purchases) are unavailable, the evaluation is generally determined (a) on the basis of current bid prices (ask prices for primary market purchases) for comparable securities, (b) by appraising the value of the Securities on the bid side (ask side for primary market purchases) of the market or (c) by any combination of the above. For foreign Securities the aggregate underlying value of the Securities during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time. After the initial offering period has ended, the aggregate underlying value of the foreign Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

  Except in those cases in which the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, Inc., and the closing sales prices are used and except for Trust Fund Evaluations required by the Indenture in determining Redemption Price, during the initial offering period, the evaluations of the Securities shall generally be made in the manner described above based on the closing ask or offering prices of the Securities rather than the closing bid prices and on current offering side exchange rates.

  With respect to any Security not listed on a foreign or U.S. securities exchange or The NASDAQ Stock Market, Inc. or, with respect to a Security so listed but in the unusual circumstance in which the Evaluator deems the closing sale price on the relevant exchange to be inappropriate as a basis for valuation, upon the Evaluator's request, the Sponsor shall, from time to time, designate one or more evaluation services or other sources of information on which the Evaluator shall be authorized conclusively to rely in evaluating such Security, and the Evaluator shall have no liability for any errors in the information so received. The cost thereof shall be an expense reimbursable to the Trustee from the Income and Capital Accounts.

Distributions of Units to the Public

  Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

  Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

  The Sponsor plans to allow a discount to brokers and dealers in connection with the distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus.

  The Sponsor may maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS."

  The Sponsor reserves the right to change the amount of the dealer concessions set forth in Part A of this Prospectus from time to time.

  For Units purchased during the initial offering period by Unitholders who utilize redemption or termination proceeds from other Nuveen-sponsored unit investment trusts and receive the sales charge applicable for "Rollover Purchases" as described in Part A of the Prospectus, dealers are entitled to receive the concession applicable for "Rollover Purchases" as provided in Part A of the Prospectus.

  Initially, for Nuveen Five-Year Sector Portfolios, Nuveen Five-Year Legacy Portfolios and Arvest Regional ImpactTM Portfolios, the Sponsor plans to allow a concession to selling dealers in the secondary market of 3.5% of the Public Offering Price for non-breakpoint purchases of Units in a given transaction. The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Wrap Account Purchases and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchases (as provided in "PUBLIC OFFERING PRICE"), as shown below.

Commencing with the last day of the month following the end of the deferred sales charge period, the concession will be 65% of the then current maximum sales charge at the appropriate breakpoint level.

                                                                           %
                                                                        Discount
        Number of Units*                                                per Unit
        ----------------                                                --------
        Less than 5,000................................................   3.50
        5,000 to 9,999.................................................   3.25
        10,000 to 24,999...............................................   3.00
        25,000 to 49,999...............................................   2.50
        50,000 to 99,999...............................................   1.50
        100,000 or more................................................   0.75
        Wrap Account Purchases.........................................   0.00

            --------
            * Sales charge reductions are computed both on a
              dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc.,
              and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

  Volume incentives can be earned as a marketing allowance by Eligible Dealer Firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of the Nuveen--The Dow 5SM Portfolios and Nuveen--The Dow 10SM Portfolios sold in the primary market from January 3, 2000 through December 31, 2000 (the "Incentive Period"), as set forth in the table below. Eligible Dealer Firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible Dealer Firms will not include firms that solely provide clearing services to broker/dealer firms. For firms that meet the necessary volume level, volume incentives may be given on all trades involving the applicable trusts originated from or by that firm during such trusts' primary offering period.

     Total dollar amount sold
      over Incentive Period                        Volume Incentive
   ----------------------------  ----------------------------------------------------
   $ 10,000,000 to $ 49,999,999  0.10% on sales up to $49,999,999
   $ 50,000,000 to $ 99,999,999  0.15% on sales between $50,000,000 and $99,999,999
   $100,000,000 to $199,999,999  0.20% on sales between $100,000,000 and $199,999,999
   $200,000,000 or more          0.25% on sales over $200,000,000

  In addition, volume incentives can be earned as a marketing allowance by Eligible Dealer Firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5SM Portfolios and Nuveen--The Dow 10SM Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

    Total dollar amount sold
     over Measuring Period                            Volume Incentive
   --------------------------                 --------------------------------
   $ 5,000,000 to $ 9,999,999                 0.10% of current quarter sales
   $10,000,000 to $19,999,999                 0.125% of current quarter sales
   $20,000,000 to $49,999,999                 0.1375% of current quarter sales
   $50,000,000 or more                        0.15% of current quarter sales

Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

  Firms are not entitled to receive any dealer concession or volume incentives for any sales made to investors which qualified as Discounted Purchases (as defined in "PUBLIC OFFERING PRICE") during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

Ownership and Transfer of Units

  The ownership of Units is evidenced by registered Certificates unless the Unitholder expressly requests that ownership be evidenced by a book entry position recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

  Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, The Chase Manhattan Bank, at 4 New York Plaza, New York, NY 10004-2413, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholders. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

Replacement of Lost, Stolen or Destroyed Certificates

  To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

Redemption

  Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at 4 New York Plaza, New York NY 10004-2413 (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

  On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter ("Redemption Price"). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption. However, if so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Mid-term Special Redemption and Liquidation Period or Unithholders who sell or redeem their Units prior to the Second Year Commencement Date will not be subject to the Second Year Deferred Sales Charge and accordingly are only responsible for the remaining First Year Deferred Sales Charge. In addition, in the event of the death of a Unitholder within the one-year period prior to redemption, any deferred sales charge remaining at the time of redemption shall be waived. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

  The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

  If so provided in Part A of the Prospectus, any Unitholder tendering at least 1,000 Units of a Trust for redemption or whose Units are worth $10,000 may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. In-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below. In-Kind distributions are not available for foreign securities not traded on a U.S. securities exchange.

  Under regulations issued by the Internal Revenue Service, the Trustee may be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "DISTRIBUTIONS TO UNITHOLDERS." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

  Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account.

  The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

  The Redemption Price per Unit during the secondary market will be determined on the basis of the Unit Value of the Trust as of the Evaluation Time. After the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price will not include estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION" for a more detailed discussion of the factors included in determining Unit Value. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

  The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

  If so provided in Part A of the Prospectus for applicable Strategy Trusts, it is expected that a special redemption and liquidation will be made of all Units of a Trust held by any Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee in writing by the appropriate Rollover Notification

Date specified in "Rollover Trusts" in Part A of this Prospectus that he or she desires to participate as a Rollover Unitholder.

  All Units of Rollover Unitholders will be redeemed In-Kind during the appropriate Special Redemption and Liquidation Period as determined by the Sponsor and the underlying Securities will be distributed to the Distribution Agent (currently the Trustee) on behalf of the Rollover Unitholders. During the appropriate Special Redemption and Liquidation Period (as set forth in "Rollover Trusts" in Part A of the Prospectus), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

  The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Securities. The Securities will be sold as quickly as is practicable during the appropriate Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than one or two days, given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

  The Rollover Unitholders' proceeds will be invested in a New Trust or a trust with a similar investment strategy (as selected by the Unitholder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units as the proceeds become available. Any Rollover Unitholder may thus be redeemed out of a Trust and become a holder of an entirely different trust, a New Trust, with a different portfolio of Securities. In accordance with the Rollover Unitholders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) are expected to be invested in a New Trust, at the public offering price, including the applicable sales charge per Unit specified in Part A of that trust's Prospectus.

  The Sponsor intends to create the New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Securities included in a New Trust portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Trust units. The Sponsor may also permit Rollover Unitholders to elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unitholder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.

  The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth potential only for the life of the Trust, at which point a new portfolio is chosen. A similar process of redemption, liquidation and investment in a New Trust may be available prior to the Mandatory Termination Date of the Trust.

  It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the applicable Special Redemption and Liquidation may be an amount of cash attributable to a Unitholder's final distribution of dividend income; accordingly, Rollover Unitholders also will not have cash from this source distributed to pay any taxes. (See "TAX STATUS.") Recently, legislation has been enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 1 year to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Potential investors should consult their tax advisors regarding the potential effect of the Act on their investment in Units. In addition, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

  In addition, during this period a Unitholder will be at risk to the extent that Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Securities in as short a period as it can without materially adversely affecting the price of the Securities.

  Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unitholders") will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge.

  The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the appropriate Special Redemption and Liquidation Period. All Unitholders will then be remaining Unitholders, with rights to ordinary redemption as before. (See "REDEMPTION.") The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option or any exchange option without notice except in certain limited circumstances. However, generally, the termination of the Rollover Option or an exchange option or a material amendment to such options requires notice of at least 60 days prior to the effective date of such termination or amendment.

Purchase of Units by the Sponsor

  The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

Removal of Securities from the Trusts

  The portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in the following circumstances: (1) the issuer defaults in the payment of a dividend that has been declared and is due and payable; (2) any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Security; (3) the issuer of the Security has breached a covenant or warranty which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Security; (4) the issuer has defaulted on the payment on any other of its outstanding obligations; (5) the price of the Security declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to a Trust; (6) all Securities in the Trust will be sold pursuant to the Trust's termination; (7) the sale of Securities is required when Units are tendered for redemption; (8) the sale of Securities is necessary to maintain the Trust as a "regulated investment company" if the Trust has made such election; (9) there has been a public tender offer made to a Security or a merger or acquisition is announced affecting a Security, and that in the Sponsor's opinion the sale or tender of the

Security is in the best interest of Unitholders; or (10) for such other reasons provided in the Prospectus or the Indenture. Except as stated in this Prospectus, the acquisition by a Trust of any securities or other property other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or properties, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unitholders or to meet redemptions.

  The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

  The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute a Trust's portfolio transactions.

Information about the Trustee

  The Trustee is The Chase Manhattan Bank. Its address is 4 New York Plaza, New York, NY 10004-2413. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

Limitations on Liabilities of Sponsor and Trustee

  The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

  The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Successor Trustees and Sponsors

  The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

  If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

  If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

Information about the Sponsor

  Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

  To meet the unique circumstances and financial planning needs of our investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products.

  Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive).

  To help advisors and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

  In advertising and sales literature, the Sponsor may provide or compare the performance of a given investment strategy, sector trust, collection of Trusts or a Trust sponsored by the Sponsor with that of, or reflect the performance of: (1) the Consumer Price Index; (2) equity unit trusts of the Sponsor or other unit trust providers; (3) equity mutual funds or mutual fund indices as reported by various independent services which monitor the performance of mutual funds, or other industry or financial publications such as Barron's, Changing Times, Forbes and Money Magazine; (4) the S&P 500 Index, Dow Jones Industrial Average ("DJIA"), Nasdaq-100 Index or other unmanaged indices and investment strategies; and/or (5) any combination of indices including the S&P 500, DJIA or Nasdaq-100 Index. Advertisements involving these indices, investments or strategies may reflect performance over different periods of time by means of aggregate, average, year-by-year, or other types of total return and performance figures. Any given performance quotation or performance comparison should not be considered as representative of the performance of the Trusts for any future period. Such advertising may also reflect the standard deviation or beta of the index, investment or strategy returns for any period. The calculation of standard deviation is sometimes referred to as the "Sharpe measure" of return.

Information about the Evaluator

  The Trustee will serve as Evaluator of the Trusts. The Sponsor may replace the Trustee as Evaluator during the life of the Trusts.

  The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

  The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

FORTUNE License Agreement

  The Nuveen-FORTUNE America's Most Admired Companies Portfolio (the "Product") is not sponsored, endorsed, sold or promoted by FORTUNE Magazine ("Fortune"). Fortune makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly. Fortune's only relationship to the Licensee is the licensing of certain trademarks and trade names of Fortune and the America's Most Admired Companies list. This list is determined and composed by Fortune without regard to the Licensee or the Product. Fortune has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the Fortune Most Admired Companies list. Fortune is not responsible for and has not participated in the determination of the prices and amount of the Product or the timing of the issuance or sale of the Product or in the determination or calculation of the equation by which the Product is to be converted into cash. Fortune has no obligation or liability in connection with the administration, marketing or trading of the Product.

  FORTUNE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE AMERICA'S MOST ADMIRED COMPANIES LIST. FORTUNE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE AMERICA'S MOST ADMIRED COMPANIES LIST. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FORTUNE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

STANDARD & POOR'S Licensing Agreement

  The GEMS 30 Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the Trust. S&P has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trust or the timing of the issuance or sale of the Trust or in the determination or calculation of the equation by which the Trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trust.

  S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OF ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

DOW JONES & COMPANY, INC. Licensing Agreement

  The GEMS 30 Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial AverageSM, which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trust. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trust into consideration in determining, composing or calculating the Dow Jones Industrial AverageSM. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trust to be issued or in the determination or calculation of the equation by which the Trust is to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trust.

  DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOWN JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

NASDAQ-100(R) Index Licensing Agreement

  The Sponsor has entered into a license agreement with The Nasdaq Stock Market, Inc. (the "License Agreement"), under which the GEM 30 Portfolio (through the Sponsor) is granted a license to use the trademarks, service marks and trade names "Nasdaq," "Nasdaq-100," and "Nasdaq-100 Index" solely in materials relating to the creation and issuance, marketing and promotion of the Trust and in accordance with any applicable federal and state securities law to indicate the source of the Nasdaq-100 Index as a basis for determining the composition of the Trust's portfolio. As consideration for the grant of the license, the Trust will pay to The Nasdaq Stock Market, Inc. an annual fee. If the Nasdaq-100 Index ceases to be compiled or made available or the anticipated correlation between the Trust and the Nasdaq-100 Index is not maintained, the Sponsor may direct that the Trust continue to be operated using the Nasdaq-100 Index as it existed on the last date on which it was available or may direct that the Indenture be terminated.

  Neither the Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the Nasdaq-100 Index, except as specifically described herein or as may be specified in the Indenture or the License Agreement.

  The Trust is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (the "Corporation"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Trust or Units of the Trust. The Corporations make no representation or warranty, express or implied to the owners of Units of the Trust or any member of the public regarding the advisability of investing in Securities generally or in Units of the Trust particularly or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") and the Trust is in the licensing of certain trademarks, service marks, and trade names of the Corporations and the use of the Nasdaq-100 Index which is determined, composed and calculated by Nasdaq without regard to the Licensee, the Trust or Unitholders of the Trust. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in determining, composing or calculating the Nasdaq-100 Index. The Corporations are not responsible for and have not participated in the determination of the timing, prices, or quantities of the Units of the Trust to be issued or in the determination or calculation of the equation by which the Units of the Trust are to be converted into cash. The Corporations have no liability in connection with the administration of the Trust, marketing or trading of Units of the Trust.

  THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF UNITS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Other Information

Amendment of Indenture

  The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended, without the consent of 100% of the Unitholders, to permit the deposit or acquisition of securities either in addition to, or in substitution for any of the Securities initially deposited in any Trust except as stated in "NUVEEN DEFINED PORTFOLIOS" or "COMPOSITION OF TRUSTS" regarding the creation of additional Units and the limited right of substitution of Replacement Securities, except for the substitution of refunding securities under certain circumstances or except as otherwise provided in this Prospectus or the Indenture. The Trustee shall advise the Unitholders of any amendment requiring the consent of Unitholders, or upon request of the Sponsor, promptly after execution thereof.

Termination of Indenture

  The Trust may be liquidated at any time by an instrument executed by the Sponsor and consented to by 66 2/3% of the Units of the Trust then outstanding. The Trust may also be liquidated by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust as of the conclusion of the primary offering period and may be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor. The sale of Securities from the Trust upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount of Securities originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond the Mandatory Termination Date set forth under "General Information--Termination" in Part A of this Prospectus.

  Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of the termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee. Unitholders not electing a distribution of shares of Securities and who do not elect the Rollover Option (if applicable) will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinion

  The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series.

Auditors

  The "Statement of Condition" and "Schedule of Investments" at the Initial Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

Code of Ethics

The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

Supplemental Information

  Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts.

[LOGO NUVEEN DEFINED PORTFOLIOS]
                            NUVEEN EQUITY PORTFOLIO
                              PROSPECTUS -- PART B

                             September 6, 2000

                              Sponsor       Nuveen Investments
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Chase Manhattan Bank
                                            4 New York Plaza
                                            New York, NY 10004-2413
                                            Telephone: 800-257-8787


                        Legal Counsel       Chapman and Cutler
                                            111 West Monroe Street
                                            Chicago, IL 60603


                          Independent       Arthur Andersen LLP
                   Public Accountants       33 West Monroe Street
                       for the Trusts       Chicago, IL 60603

  This Prospectus does not contain complete information about the Nuveen Unit Trusts filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

  More information about the Trusts, including the code of ethics adopted by the Sponsor and the Nuveen Unit Trusts, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

  No person is authorized to give any information or representation about a Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

  When Units of a Trust are no longer available or for investors who will reinvest into subsequent series of a Trust, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                   NUVEEN UNIT TRUSTS INFORMATION SUPPLEMENT

                               September 6, 2000

                         NUVEEN UNIT TRUSTS, SERIES 100

     The Information Supplement provides additional information concerning the structure and operations of a Nuveen Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at The Chase Manhattan Bank, 4 New York Plaza, New York, NY 10004-2413 (800-257-8787). This Information Supplement has been created to supplement information contained in the Prospectus.

     This Information Supplement is dated September 6, 2000. Capitalized terms have been defined in the Prospectus.

                               TABLE OF CONTENTS

Accumulation Plan

Information About the Sponsor

Risk Factors

Accumulation Plan

     The Sponsor, Nuveen Investments (''Nuveen''), is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and capital distributions or capital distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 257-8787. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

     The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

Accumulation Funds

Mutual Funds

Nuveen Flagship Municipal Trust

     Nuveen Municipal Bond Fund
     Nuveen Insured Municipal Bond Fund
     Nuveen Flagship All-American Municipal Bond Fund
     Nuveen Flagship Limited Term Municipal Bond Fund
     Nuveen Flagship Intermediate Municipal Bond Fund

Nuveen Flagship Multistate Trust I

     Nuveen Flagship Arizona Municipal Bond Fund
     Nuveen Flagship Colorado Municipal Bond Fund
     Nuveen Flagship Florida Municipal Bond Fund
     Nuveen Flagship Florida Intermediate Municipal Bond Fund
     Nuveen Maryland Municipal Bond Fund
     Nuveen Flagship New Mexico Municipal Bond Fund

     Nuveen Flagship Pennsylvania Municipal Bond Fund
     Nuveen Flagship Virginia Municipal Bond Fund

Nuveen Flagship Multistate Trust II

     Nuveen California Municipal Bond Fund
     Nuveen California Insured Municipal Bond Fund
     Nuveen Flagship Connecticut Municipal Bond Fund
     Nuveen Massachusetts Municipal Bond Fund
     Nuveen Massachusetts Insured Municipal Bond Fund
     Nuveen Flagship New Jersey Municipal Bond Fund
     Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
     Nuveen Flagship New York Municipal Bond Fund
     Nuveen New York Insured Municipal Bond Fund

Nuveen Flagship Multistate Trust III

     Nuveen Flagship Alabama Municipal Bond Fund
     Nuveen Flagship Georgia Municipal Bond Fund
     Nuveen Flagship Louisiana Municipal Bond Fund
     Nuveen Flagship North Carolina Municipal Bond Fund
     Nuveen Flagship South Carolina Municipal Bond Fund
     Nuveen Flagship Tennessee Municipal Bond Fund

Nuveen Flagship Multistate Trust IV

     Nuveen Flagship Kansas Municipal Bond Fund
     Nuveen Flagship Kentucky Municipal Bond Fund
     Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
     Nuveen Flagship Michigan Municipal Bond Fund
     Nuveen Flagship Missouri Municipal Bond Fund
     Nuveen Flagship Ohio Municipal Bond Fund
     Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Municipal Money Market Fund, Inc.

Nuveen Taxable Funds, Inc.

Nuveen Dividend and Growth Fund

Nuveen Investment Trust

     Nuveen Growth and Income Stock Fund
     Nuveen Balanced Stock and Bond Fund
     Nuveen Balanced Municipal and Stock Fund
     Nuveen European Value Fund

Nuveen Investment Trust II

     Nuveen Rittenhouse Growth Fund
     Nuveen Innovation Fund
     Nuveen International Growth Fund

Nuveen Investment Trust III

     Nuveen Income Fund

Money Market Funds

     Nuveen California Tax-Free Money Market Fund
     Nuveen Massachusetts Tax-Free Money Market Fund

     Nuveen New York Tax-Free Money Market Fund
     Nuveen Tax-Free Reserves, Inc.
     Nuveen Tax-Exempt Money Market Fund, Inc.

     Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may elect any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("Business Day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

     The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust dividend distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of capital used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

     Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and dividends or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

                         INFORMATION ABOUT THE SPONSOR

     Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

     To meet the unique circumstances and financial planning needs of our investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products.

     The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc., Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Dividend Advantage Municipal Fund, Nuveen California Dividend Advantage Municipal Fund, Nuveen New York Dividend Advantage Municipal Fund, Nuveen

Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $70 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive).

     To help advisors and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

     The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("Firms") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("Funds"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.

Risk Factors

     An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general conditions of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust(s) have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a Trust may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     Holders of common stock incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

     Foreign Securities Risks. Certain of the Securities in one or more of the Trusts may be of foreign issuers, and therefore, an investment in such a Trust involves some investment risks that are different in some respects from an investment in a Trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the Securities included in the Trust, the Sponsor believes that adequate information will be available to allow the Sponsor to provide portfolio surveillance.

     Certain of the Securities in one or more of the Trusts may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member countries of the European Union ("EU")) established fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro became the official currency of these eleven countries. As of January 1, 1999, the participating countries no longer control their own monetary policies by directing independent interest rates for their currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, is exercised by the new European Central Bank. The conversion of the national currencies of the participating countries to the euro could negatively impact the market rate of the exchange between such currencies (or the newly created euro) and the U.S. dollar. In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the issuers of Securities contained in a Trust.

     Bandwidth, Mobile Web, Telecommunications Paradigm, Communications, Wireless and Fiber Optics Sector Portfolios. An investment in Units of the Bandwidth, Wireless and Fiber Optics Sector Portfolios should be made with an understanding of the problems and risks inherent in the communications, bandwidth, wireless and fiber optics sectors in general.

    The market for high-technology communications products and services is characterized by rapidly changing technology, intense competition, rapid product and service obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Certain of the companies represented in the Trust are engaged in fierce competition for a share of the market of their products. Due to the competitive pressures, the stocks of these companies are subject to rapid price volatility. Also, the communications industry is generally subject to governmental regulation. However, as market forces develop, the government is expected to continue to deregulate the communications industry, further promoting vigorous economic competition and resulting in the rapid development of new communications technologies.

     Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. The above factors could adversely affect the value of the Trusts' Units.

     Internet Sector Portfolios. An investment in Units of the Internet Sector Portfolios should be made with an understanding of the problems and risks inherent in the Internet and technology sectors in general.

     Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product and service obsolescence, cyclical market patterns, intense competition, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Based on the trading history of technology stocks, factors such as the announcement of new products, the development of new technologies or the general condition of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

     Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

     Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in a Trust. The above factors could adversely affect the value of a Trust's Units.

     Pharmaceutical, Genomes and Biotechnology Sector Portfolios. An investment in Units of the Pharmaceutical, Genomes and Biotechnology Sector Portfolios should be made with an understanding of the characteristics of the pharmaceutical and medical technology industries and the risks which such investment may entail.

     Pharmaceutical and Biotechnology companies are companies involved in drug development and production services. Such companies have potential risks unique to their sector of the healthcare field. Such companies are subject to governmental regulation of their products, services and prices, particularly in the managed care arena, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from generic drug sales, the termination of their patent protection for drug products and the risk that technological advances will render their products or services obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes, with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition intense competition, competitive pricing, high development costs and insurance costs may significantly affect the value of biotechnology companies.

     As the population of the United States ages, the companies involved in the pharmaceutical and biotechnology fields will continue to search for and develop new products through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distribution of drugs, vaccines and medical technology. These activities may make the pharmaceutical and biotechnology sectors very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

     Legislative proposals concerning healthcare are considered from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in a Trust.

     Utility, Energy and Fuel Cell Sector Portfolios. An investment in units of the Utility Sector, Energy Sector and Fuel Cell Sector Portfolios should be made with an understanding of the problems and risks such as an investment may entail.

     The Utility, Energy and Fuel Cell Sector Portfolios invest in Securities of companies involved in the energy, utility and alternative power industries. The business activities of companies held in these industries may include: production, generation, transmission, marketing, control, or measurement of energy or energy fuels; providing component parts or services to companies engaged in the above activities; energy research or experimentation; environmental activities related to the solution of energy problems, such as energy conservation and pollution control and other utility industries.

     The securities of many companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Energy Sector Portfolio may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Energy Sector Portfolio.

     According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increased in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

     Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spill and other environmental damage.

     The Fuel Cell Sector Portfolio includes companies that generate energy from, manufacture or develop alternative fuels, fuel cells or sub-components used in the manufacturing of such equipment or power. Companies included in the alternative power and fuel cell industries must contend with high research and development costs, the lack of a proven market, technological limitations, high storage requirements, competition from other power sources, energy conservation and environmental concerns.

     The Utility Sector Portfolio includes electric, natural gas and other utility companies that create, manufacture and develop technological applications, including natural gas vehicles, fuel cells and super efficient boilers for electric generation. Securities of companies in the utility field are subject to value and price fluctuations caused by certain factors, including government regulations, taxes, rate caps, changes in supplies, prices and interest rates, energy conservation international politics and environmental considerations that limit operations, delay technological advances, increase costs, and increase competition which increases the difficulty of obtaining financing for construction projects and of obtaining adequate capital return.

     Financial Services Sector, e-Finance Sector and Glass-Steagall Sector Portfolios. An investment in Units of the Financial Services Sector, e-Finance Sector and Glass-Steagall Sector Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

     Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have undergone substantial change in recent years. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Starting in mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

     Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations, and (vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulations. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations could cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

     While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

     Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as on the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the equity securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     Retail Sector Portfolio. An investment in Units of the Retail Sector Portfolio should be made with an understanding of the problems and risks inherent in the retail industry in general. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy, intense competition and consumer spending trends. In the recent past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economy and social conditions, to attract and retain capable management and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits.

     In addition, the competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs. The above factors could adversely affect the value of the Trust's Units.

     Technology, Networking & Storage, Software and Software Weblications Sector Portfolios and Legacy Portfolios. An investment in Units of these Portfolios should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

    Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, software, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

     Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

     Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

     Semiconductor Sector Portfolio. An investment in Units of the Semiconductor Sector Portfolio should be made with an understanding of the problems and risks inherent in the semiconductor industry in general.

     Semiconductor companies generally include companies involved in the development, design, manufacture and sale of semiconductor products. The market for these products is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

     Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of semiconductor common stocks to fluctuate substantially. In addition, semiconductor stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

     Some key components of certain products of semiconductor issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of any key components. Additionally, many semiconductor issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of semiconductor companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain semiconductor companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

     Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in a Trust. The above factors could adversely affect the value of a Trust's Units.

      Real Estate Investment Trusts. An investment in the Trust should be made with an understanding of the risks inherent in an investment in REITs specifically and in real estate generally (in addition to securities market risks). The underlying value of the Securities and the Trust's ability to make distributions to Unitholders may be adversely affected by changes in the national, state and local economic climate and real estate conditions (such as oversupply of or reduced demand for space, changes in market rental rates or declining property values), increasing values and reduced supply of desirable properties for acquisition, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the ability to collect on a timely basis all rents from tenants, tenant defaults, the cost of complying with the Americans with Disabilities Act, rising inflation rates, increased competition from other properties, obsolescence of properties, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust.

     The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than mortgage REITs and the nature of the underlying assets of an equity REIT may be considered more tangible than that of a mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying properties they own, or are acquiring, than mortgage REITs.

     REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary. In an effort to reduce the impact of the risks discussed above, the Sponsor has selected REITs that are diversified among various real estate sectors and geographic locations.

     REITs generally maintain comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

     Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

     Unitholders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

                       Contents of Registration Statement

A.  Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                 Amount

          Reliance Insurance Company
          B 262 6895                                       $26,000,000

B. This amendment to the Registration Statement comprises the following papers and documents:
                                The facing sheet

                                 The Prospectus

                                 The signatures

                            Consents of Independent Public
                     Accountants and Counsel as indicated

                        Exhibits as listed on page S-5

C.   Explanatory Note

     This amendment to the Registration Statement contains a prospectus that may include separate unit investment trusts. The prospectus will consist of a Part A, a Part B and an Information Supplement.

D.   Undertakings

     The Information Supplement to the Trust(s) will not include third party financial information.

                                  Signatures

     The Registrant, Nuveen Unit Trusts, Series 100 hereby identifies Series 94, Series 93, Series 82, Series 75, Series 66, Series 65, Series 63, Series 61, Series 53, Series 52, Series 51, Series 50, Series 46, Series 43, Series 39, Series 38, Series 37, Series 36, Series 35, Series 33, Series 4 and Series 1 of the Nuveen Unit Trusts for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 100 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 6th day of September, 2000.

                                        NUVEEN UNIT TRUSTS, SERIES 100
                                                (Registrant)

                                        By NUVEEN INVESTMENTS
                                                   (Depositor)

                                        By /s/ H. Bruce Bond
                                           ------------------------------------
                                           Managing Director and Vice President

                                        Attest   Nicholas Dalmaso
                                               --------------------------------
                                               Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


     Signature                       Title*                         Date
     ---------                       ------                         ----
Timothy R. Schwertfeger      Chairman, Board of Directors,)
                             Chief Executive Officer      )  Larry W. Martin
                             and Director                 )  --------------------
                                                          )  Larry W. Martin
John P. Amboian              President and Director       )  Attorney-in-Fact**
                                                          )
                                                          )
Margaret E. Wilson           Vice President and           )  September 6, 2000
                             Controller                   )

---------

* The titles of the persons named herein represent their capacity in and relationship to Nuveen Investments, the Depositor.

** The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).

                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                      Consent of The Chase Manhattan Bank

The consent of The Chase Manhattan Bank to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.2 to the Registration Statement.

                     Consent of Carter, Ledyard & Milburn

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 3.3 to the Registration Statement.

                               List of Exhibits

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trusts, Series 4 and certain subsequent series, effective May 29, 1997 between Nuveen Investments, Depositor and The Chase Manhattan Bank, Trustee (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-25225] filed on May 29, 1997 on behalf of Nuveen Unit Trusts, Series 4).

1.1(b)  Trust Indenture and Agreement.



2.1 Copy of Certificate of Ownership (included in Exhibit 1.1(a) on pages 2 to 8, inclusive, and incorporated herein by reference).

2.2 Copy of Code of Ethics of the Trust(s) and the Principal Underwriter (incorporated by reference to Amendment No. 3 to Form S-6 [File No. 333-96279] filed on March 6, 2000 on behalf of Nuveen Unit Trusts, Series 82).

3.1     Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4     Opinion of counsel as to the Trustee and the Trust(s).

4.2     Consent of The Chase Manhattan Bank.

4.4     Consent of Arthur Andersen LLP.

6.1 List of Directors and Officers of Depositor and other related information (filed as Exhibit 6.1 to Amendment No. 3 to the Registration Statement on Form S-6 relating to Nuveen Unit Trusts, Series 99 [File No. 333-41658] filed on August 8, 2000 and incorporated herein by reference).
                                      S-5